EXHIBIT 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 14, 2005

among

ATRICURE, INC.

(a Delaware corporation)

and

ENABLE MEDICAL CORPORATION

(a Delaware corporation)

and

RAYMOND W. OGLE

(as Stockholder Representative)

i

Schedules

Schedule 5.02(a)	Capitalization of the Company
Schedule 5.04	No Conflict
Schedule 5.05	Company Consents and Approvals
Schedule 5.07	Absence of Change
Schedule 5.08	Employees
Schedule 5.09	Sales Representatives, Dealers and Distributors
Schedule 5.10	Brokers
Schedule 5.11	Litigation
Schedule 5.12	Title to Properties
Schedule 5.13	Personal Property Leases
Schedule 5.14	Inventory
Schedule 5.15	Customers
Schedule 5.16	Contracts
Schedule 5.17	Permits
Schedule 5.18	Accounts Receivable
Schedule 5.19	Environmental Matters
Schedule 5.20	Intellectual Property
Schedule 5.21	Tax Matters
Schedule 5.22	Employment Matters
Schedule 5.23(a)(i)	Employment Benefit Plans
Schedule 5.23(a)(ii)	Obligations for Additional Employee Benefit Plans; Modifications to Existing Plans
Schedule 5.23(e)	Title IV Plans
Schedule 5.24	Insurance
Schedule 5.26(b)	Leases
Schedule 5.27	Warranty and Product Liability Matters
Schedule 5.28	Corporate Books and Records
Schedule 5.31	Previous Conduct of the Business
Schedule 6.04	Purchaser Consents and Approvals

v

List of Exhibits

Exhibit 2.02	Certificate of Merger
Exhibit 3.04(a)	Affidavit of Lost Certificate
Exhibit 3.06	Escrow Agreement
Exhibit 4.01	Scissors Escrow Agreement
Exhibit 8.04	Purchaser Certificate
Exhibit 8.07	Form of Opinion of Counsel to Purchaser
Exhibit 9.05	Certificate of the Company
Exhibit 9.12	Form of Opinion of Counsel to the Company
Exhibit 9.13	Company Officer’s Certificate

Execution Copy

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of February 14, 2005 (this “Agreement”), by and among AtriCure, Inc., a Delaware corporation (the “Purchaser”), Enable Medical Corporation, a Delaware corporation (the “Company”), and Raymond W. Ogle, as Stockholder Representative.

W I T N E S S E T H:

WHEREAS, the Company is in the business of providing development, engineering and manufacturing of certain medical devices and other applications (collectively, the “Business”);

WHEREAS, the Boards of Directors of the Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for the Purchaser to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, the Boards of Directors of the Purchaser and the Company have each approved the merger (the “Merger”) of the Company with and into the Purchaser in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) or other applicable law and upon the terms and subject to the conditions set forth herein; and

WHEREAS, upon the approval of the Merger and adoption of this Agreement by the Stockholders, the Stockholder Representative shall be appointed as the true and lawful representative, proxy, agent and attorney-in-fact for each Stockholder, to act for and on behalf of the Stockholders in connection with the consummation of the transactions contemplated hereunder, to the extent and in the manner provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1.

DEFINITIONS

SECTION 1.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings unless the context otherwise requires:

“Affiliate” of any Person shall mean any other Person controlling, controlled by or under common control with such first person, where “control” means the possession, directly or indirectly, of the power solely or on a shared basis to direct the management and policies of a person, whether through the ownership of voting securities or otherwise.

“Closing Merger Consideration” shall be equal to (x) Four Million Five Hundred Thousand Dollars ($4,500,000) if the Closing occurs before July 1, 2005 or (y) Five Million Dollars ($5,000,000) if the Closing occurs on or after July 1, 2005.

“Code” shall mean the Internal Revenue Code of 1986, as amended through the date hereof, and the rulings and regulations promulgated thereunder.

“Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

“Company IP” shall mean all of the Company’s (A) United States and foreign patents (and applications therefore), continuations, continuations-in-part, divisions, reissues, reexaminations, extensions and disclosures, (B) United States, U.S. state and foreign trademarks (and applications therefor), service marks, logos, trade dress and trade names, whether registered or unregistered, (C) confidential and proprietary ideas, inventions, concepts, formulae, research and development, technical notes, technical information, technology, know-how, trade secrets, inventory, products, ideas, algorithms, processes, methods, (D) proprietary computer software programs and systems, (E) United States and foreign copyrights (and applications therefor), whether registered or unregistered, and (F) Internet domain names, which in each case is used in connection with the Business as currently conducted.

“December 31 Balance Sheet” shall mean the unaudited balance sheet of the Company for the fiscal year ended December 31, 2004, and any accompanying notes thereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended through the date hereof, and the rulings and regulations promulgated thereunder.

“Escrow Amount” shall have the meaning referred to in Section 3.06(b).

“Filings” shall mean, collectively, all filings required to be made with Governmental Authorities by the Purchaser and/or the Company under or pursuant to any applicable law relating to the Merger and the transactions contemplated by this Agreement (including the Purchaser IPO).

“Fraud” shall mean actual fraud.

“GAAP” shall mean United States generally accepted accounting principles and practices in effect from time to time.

“Governmental Authority” shall mean any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission, or any court, tribunal, or judicial or arbitral body.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substances” shall mean any toxic, hazardous or noxious substance, material or waste, the treatment, handling, storage, transportation or Release of which is regulated by any Governmental Authority, including, but not limited to, petroleum or constituents thereof as defined in Section 9001 of RCRA, asbestos or any asbestos- containing material of any kind or character which is now or may become friable and polychlorinated biphenyls regulated by the Toxic Substances Control Act, or any other materials or substances designated as “hazardous substances” pursuant to Section 311 of the Clean Water Act, defined as “hazardous waste” pursuant to Section 1004 of RCRA, or defined as “hazardous substances” pursuant to Section 101 of CERCLA.

“Leases” shall mean the leases and subleases for Real Property and all amendments, modifications and supplements thereto, if any, in which the Company has a leasehold or subleasehold interest.

“Lien” shall mean any encumbrance, hypothecation, infringement, lien, mortgage, pledge, restriction, security interest, title retention or other security arrangement, or any other adverse right or interest, charge or claim of a similar nature of or on any asset, property or property interest; provided, however, that the term “Lien” shall not include (a) liens for Taxes or assessments which are not delinquent; and (b) mechanics’, landlords’, warehousemen’s, materialmen’s, contractors’, workmen’s, repairmen’s and carriers’ liens, and other similar liens arising or incurred in the ordinary course of business to secure amounts that are not past due.

“Material Adverse Effect” shall mean a material adverse effect upon the business, operations, assets, liabilities or condition (financial or otherwise) of the referenced entity, taken as a whole.

“Material Contracts” shall mean all agreements of the Company other than the Leases to which the Company is a party or by which the Company or any of its assets or properties are bound, which (i) require payments after the date of this Agreement to or from the Company in excess of Ten Thousand Dollars ($10,000) and/or (ii) if terminated prior to the Closing, would have a Material Adverse Effect on the Company. For purposes of this definition, related purchase orders between the Company and the same third party that have been issued under the same contract will be aggregated for purposes of determining whether the Material Contracts threshold has been satisfied.

“Merger Consideration” shall mean, collectively, the Closing Merger Consideration and the Escrow Deposit.

“Permits” means all permits, authorizations, variances, notices, approvals, registrations, certificates of completion or legal status, certificates of occupancy, orders or other approvals or licenses granted by any Governmental Authority.

“Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, Governmental Authority, or other entity of any kind.

“Purchaser Common Stock” shall mean the common stock, $0.01 par value per share, of the Purchaser.

“Purchaser IPO” shall mean the initial public offering of the Purchaser’s common stock with gross proceeds to the Purchaser of at least Thirty-Five Million Dollars ($35,000,000).

“Real Property” shall mean the real property used by the Company in the conduct of the Business as currently conducted.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment of Hazardous Substances (including without limitation, the abandonment or disposal of barrels, containers or other receptacles containing any Hazardous Substances).

“Scissors” shall mean all Company products in existence immediately prior to the Closing that were not manufactured or developed for, or distributed or sold for the benefit of, the Purchaser at any time prior to the Closing.

“Scissors Business” shall mean that segment of the Company’s business immediately prior to the Closing relating to the manufacture, marketing, sale and distribution of the Scissors.

“Scissors Transaction” shall mean one or a series of transactions whereby control of or substantially all of the Scissors Business is transferred by the Company to any Person that is not the Purchaser or the Surviving Corporation or an Affiliate of the Purchaser or the Surviving Corporation, including, without limitation, by means of an acquisition, a disposition or exchange of capital stock or assets, a merger or consolidation, or a tender or exchange offer.

“Scissors Transaction Consideration” shall mean the aggregate proceeds or other consideration (whether in cash, stock or other property) received or to be received by the selling party upon the closing of a Scissors Transaction, regardless of when such consideration is received by the selling party. In the event that any of such consideration is stock or other property, such stock or other property will have the value assigned thereto pursuant to the terms of the Scissors Transaction Documentation.

“Scissors Transaction Documentation” shall mean the principal documentation for a Scissors Transaction.

“Shares” shall mean all shares of Company Common Stock outstanding as of a specified date (including all shares issuable pursuant to Options that were exercised as of such date but had not yet been issued).

“Stock Option Plan” means the Company’s Stock Option Plan, as amended and/or restated.

“Stockholders” shall mean all holders of Shares as of a specified date (including holders of Options only to the extent such holders had exercised their Options as of such date but had not yet been issued Shares), except that Dissenting Stockholders and Remaining Stockholders shall not be considered Stockholders to the extent that the rights, powers and obligations provided to such Persons under Section 262 of the DGCL are inconsistent with the rights, powers and obligations of Stockholders hereunder.

“Supermajority of the Stockholders” shall mean the holders of at least ninety-five percent (95%) of the shares of Company Common Stock.

“Tax” or “Taxes” shall mean (a) any federal, state, local, or foreign income, gross receipts, business and occupation, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code ss. 59A), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (b) liability in respect of any items described in clause (a) payable by reason of contract assumption, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a).

“Tax Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“to the knowledge of the Company” or words of similar import shall mean the knowledge that each of the following has or would reasonably be expected to have after due diligence inquiry by such person: Raymond W. Ogle, Michael D. Hooven, Timothy Flaherty, Jon Sherman, Robert Bergen, Mark Friedman and Greg Drach.

“Transaction Documents” shall mean this Agreement, the Escrow Agreement and each of the other agreements, documents and instruments required to be delivered by any of the parties at or before the Closing in accordance with the terms and provisions hereof.

SECTION 1.02 Interpretation.

(a) Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference.

(b) References to “Article”, “Section”, “subsection” or “Exhibit” shall be to Articles, Sections, subsections or Exhibits, respectively, of this Agreement, unless otherwise specifically provided.

(c) Any reference to a document includes any amendments or supplements to, or replacements of, such document, but excludes all amendments, supplements or replacements made in violation of this Agreement.

ARTICLE 2.

THE MERGER AND RELATED MATTERS

SECTION 2.01 Stockholders’ Approval. The Company, acting through its Board of Directors, shall, in accordance with the DGCL and the Company’s certificate of incorporation and by-laws, as soon as is reasonably practicable: (a) seek to obtain approval of the Merger and the Transaction Agreements by the vote or the consent of a Supermajority of the Stockholders, (b) seek to obtain approval of the appointment of the Stockholder Representative as representative, proxy, agent and attorney-in-fact of the Stockholders as provided in Section 2.07 by the vote or the consent of a Supermajority of the Stockholders, (c) subject to its fiduciary duties under applicable laws, recommend to the Stockholders approval of the Merger and the Transaction Documents and the appointment of the Stockholder Representative, and (d) distribute to the Stockholders appropriate materials to facilitate the surrender of the certificates representing the Shares. The Company will provide the Purchaser copies (in no event later than thirty (30) days prior to the Closing Date) of all resolutions and disclosure materials delivered to Stockholders in the solicitation of the Stockholders’ approval of the Merger (the “Stockholder Solicitation Materials”).

SECTION 2.02 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time the Company shall be merged with and into the Purchaser. As a result of the Merger, the separate corporate existence of the Company shall cease and the Purchaser shall continue as the surviving corporation of the Merger (the Purchaser from and after the Effective Time hereinafter referred to as the “Surviving Corporation”). Purchaser may, upon notice to the Company, modify the structure of the Merger if the Purchaser determines it advisable to do so because of tax or other considerations, and the Company shall promptly enter into any amendment to this Agreement necessary or desirable to accomplish such structure modification; provided, however, that no such amendment shall amend or change any material provision of this Agreement (including the Merger Consideration) other than any provision relating solely to the structure of the Merger; and provided, further, that in the event of any such modification of structure, for purposes of determining whether the condition set forth in Section 9.01 has been satisfied, the accuracy of the Company’s representations and warranties shall be determined (unless the Company otherwise reasonably agrees) as if such modification had not been made.

SECTION 2.03 Effective Time. Upon the terms and subject to the conditions of this Agreement, as soon as practicable on or after the Closing Date the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) substantially in the form attached hereto as Exhibit 2.02 with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with the applicable provisions of, the DGCL (the date and time of such filing being hereinafter referred to as the “Effective Time”).

SECTION 2.04 Effect of the Merger; Company Name.

(a) At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

(b) Notwithstanding anything in this Agreement to the contrary, on and after the Effective Time (i) Michael Hooven or his designee may use the name “Enable” or “Enable Medical” as the name (or a part thereof) of any entity incorporated or formed by Mr. Hooven or his designee and (ii) the Surviving Corporation shall not use the name “Enable” or “Enable Medical” as any part of its corporate name or any fictitious name.

SECTION 2.05 Certificate of Incorporation; By-laws.

(a) At the Effective Time, the certificate of incorporation of the Purchaser, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, and subject to Section 6.03 hereof.

(b) At the Effective Time, the by-laws of the Purchaser, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation and such by-laws, and subject to Section 6.03 hereof.

SECTION 2.06 Directors and Officers. The directors and officers of the Purchaser immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

SECTION 2.07 Stockholder Representative.

(a) Upon approval of the appointment of the Stockholder Representative (as defined below) by a Supermajority of the Stockholders, and effective upon such approval without further act of any Stockholder, Raymond W. Ogle shall be appointed as their true and lawful representative, proxy, agent and attorney-in-fact (the “Stockholder Representative”) for a term that shall be continuing and indefinite and without a termination date except as otherwise provided herein, to act for and on behalf of the Stockholders in connection with or relating to the Transaction Documents and the Merger and the transactions and actions contemplated thereby including, without limitation, to give and receive notices and communications, to receive and accept service of legal process in connection with any proceeding arising under the Transaction Documents or in connection with the Merger, to receive from the Purchaser, and distribute to the Stockholders and/or any Option holder, the Closing Merger Consideration, to authorize delivery of cash from the Escrow Amount in satisfaction of claims by a Purchaser Indemnified Party pursuant to Article 10 hereof, to object to or accept any claims by a Purchaser Indemnified Party pursuant to Article 10 hereof, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such amounts or claims, to receive from the Escrow Agent, and distribute to the Stockholders, the Escrow Amount (if any), and to take all actions necessary or appropriate in the sole opinion of the Stockholder Representative for the accomplishment of the foregoing. Such agency may be changed at any time and from time to time by the action of Stockholders holding more than fifty percent (50%) of the issued and outstanding Shares that approved the Merger, and shall become effective upon not less than thirty (30) days prior written notice to the Purchaser. Except as provided in the foregoing sentence, in the event that for any reason the most recent Stockholder Representative shall no longer be serving in such capacity, including, without limitation, as a result of the death, resignation or incapacity of the Stockholder Representative, the outgoing Stockholder Representative shall appoint a successor Stockholder Representative, and if the outgoing Stockholder Representative fails or is unable to appoint a successor, then the Stockholders holding more than fifty percent (50%) of the issued and outstanding Shares that approved the Merger shall appoint such successor, such that at all times there will be a Stockholder Representative with the authority provided hereunder. Any change in the Stockholder Representative pursuant to the foregoing sentence shall become effective upon delivery of written notice of such change to the Purchaser. Notices or communications to or from the Stockholder Representative by or to any of the parties to the Transaction Documents shall constitute notice to or from each of the Stockholders.

(b) Notwithstanding anything in this Agreement to the contrary, in no event shall the Stockholder Representative be personally liable (whether pursuant to Article 10 or otherwise) for any act done or omitted hereunder except pursuant to this Section 2.07(b). The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative in the absence of gross negligence or willful misconduct on his or her part (which shall be deemed not to exist if the Stockholder Representative acted in good faith). The Stockholders shall jointly and severally indemnify the Stockholder Representative and hold the Stockholder Representative harmless from and against any and all damages, actions, proceedings, demands, liabilities, losses, taxes, fines, penalties, costs, claims and expenses (including, without limitation, reasonable fees of counsel) of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) (collectively, “Losses”) that may be sustained or suffered by the Stockholder Representative in connection with the administration of its duties hereunder, except where such Losses arise from or are the result of the Stockholder Representative’s gross negligence or willful misconduct (which shall be deemed not to exist if the Stockholder Representative acted in good faith). In the event that the Stockholder Representative incurs Losses indemnified by the Stockholders pursuant to the preceding sentence, and in lieu of bringing a direct action against the Stockholders, the Stockholder Representative may, upon at least sixty (60) days’ prior notice to the Stockholders, the Purchaser (or, if applicable, the Surviving Corporation) and the Escrow Agent, obtain reimbursement of such Losses from the Escrow Amount.

(c) Any decision, act, consent or instruction taken or given by the Stockholder Representative pursuant to this Agreement shall be and constitute a decision, act, consent or instruction of all Stockholders and shall be final, binding and conclusive upon each such Stockholder, and the Escrow Agent and the Purchaser may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every Stockholder. The Escrow Agent and the Purchaser are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative, provided that such acts are taken in good faith and absent gross negligence and willful misconduct on the part of the Escrow Agent and the Purchaser, respectively.

ARTICLE 3.

PAYMENTS AND DIVIDENDS; CONVERSION OF SHARES

SECTION 3.01 Pre-Signing Cash Dividend; Covenant Payment.

(a) In addition to the Pre-Closing Cash Dividend that may be paid by the Company to the Stockholders in accordance with Section 3.02, the Company shall be entitled to make a one-time cash dividend of no more than Five Hundred Thousand Dollars ($500,000) to the Stockholders (of record as of December 9, 2004) no later than January 31, 2005 (the “Pre-Signing Cash Dividend”).

(b) In accordance with Article 15, the Purchaser shall pay Five Hundred Thousand Dollars ($500,000) (the “Covenant Payment”) to the Company as consideration for the Company’s covenants in Article 7.

SECTION 3.02 Pre-Closing Cash Dividend.

(a) In addition to the Pre-Signing Cash Dividend as provided in Section 3.01(a), the Company shall be entitled to pay a cash dividend of no more than Five Hundred Thousand Dollars ($500,000) to the holders of Shares and Options immediately prior to the Closing (the “Pre-Closing Cash Dividend”), provided that, after such dividend is paid, (i) the sum of the Company’s cash plus accounts receivable equals at least the Company’s total liabilities (exclusive of the Company’s stockholders’ equity) and (ii) the stockholders’ equity of the Company equals at least Five Hundred Thousand Dollars ($500,000).

(b) For purposes of determining whether conditions (i) and (ii) of Section 3.02(a) have been or will be satisfied, the Company shall rely upon the Closing Date Balance Sheet. In the event that the Company distributes the Pre-Closing Cash Dividend and either of such conditions is determined in good faith by the Purchaser or the Surviving Corporation not to be fully satisfied (after consultation with the Stockholder Representative), then, upon notice to the Stockholder Representative and the Surviving Corporation, the Purchaser shall deduct from the Escrow Amount the difference between (x) the amount of the Pre-Closing Cash Dividend actually distributed and (y) the maximum amount, if any, that could have been distributed in accordance with

Section 3.02(a).

SECTION 3.03 Purchaser Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the Stockholders, each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall be one (1) validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Any options, warrants or other rights to purchase shares of Purchaser Common Stock granted and outstanding immediately prior to the Effective Time shall be, on and after the Effective Time, deemed to be rights to purchase such shares of capital stock of the Surviving Corporation in accordance with the conversion formula set forth in the preceding sentence. Each certificate evidencing ownership of shares of Purchaser Common Stock shall, on and after the Effective Time, evidence ownership of such shares of capital stock of the Surviving Corporation.

SECTION 3.04 Conversion of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the Stockholders:

(a) Each Share outstanding immediately prior to the Closing Date (other than any Shares to be cancelled pursuant to Section 3.04(c), any Remaining Shares and any Dissenting Shares) shall be cancelled and converted automatically into the right to receive a pro rata portion of the Closing Merger Consideration equal to (subject to subsection (b) below) one (1) divided by the total number of Shares outstanding immediately prior to the Closing Date; and each Stockholder (except for the Remaining Stockholders and the Dissenting Stockholders) shall thereafter cease to have any rights as a Stockholder, other than (x) the rights to receive a per share pro rata portion of the Closing Merger Consideration as herein provided upon surrender of the certificate or certificates evidencing such Shares or the execution and delivery to the Company of an affidavit of lost certificate or agreement in the form attached hereto as Exhibit 3.04(a) (the “Affidavit of Lost Certificate”), subject to Section 3.07(d), (y) the rights to receive a per share pro rata portion of the Escrow Amount in accordance with Section 3.06(c) and the terms of the Escrow Agreement and (z) any other rights granted to the Stockholders pursuant to this Agreement and the other Transaction Documents.

(b) In lieu of the calculation for the distribution to the Stockholders of a pro rata portion of the Closing Merger Consideration set forth in subsection (a) above, the Stockholder Representative may pay a portion of the Closing Merger Consideration to the holders of outstanding, “in-the-money” Options (and terminate such Options), and pay the remainder of such consideration to the Stockholders, as described in the Stockholder Solicitation Materials and approved by a Supermajority of the Stockholders. No later than seven (7) business days prior to the Closing Date, the Company shall furnish the Purchaser with the exact amount of the distributions of the Closing Merger Consideration to each such Option holder and each such Stockholder and the calculations therefor.

(c) Each Share held in the treasury of the Company immediately prior to the Closing Date shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

Notwithstanding anything in this Agreement to the contrary, and subject only to Sections 3.07(b) and 3.07(d): (i) the Stockholder Representative shall be solely responsible for the distribution of the Merger Consideration to the Stockholders and any Option holder in accordance with the terms of this Agreement and the Stockholder Solicitation Materials and (ii) neither the Purchaser nor the Surviving Corporation shall have any obligation hereunder with respect to the distribution of any portion of the Merger Consideration to the Stockholders or any Option holder. AS A CONSEQUENCE OF THE FOREGOING, AND SUBJECT ONLY TO SECTIONS 3.07(B) AND 3.07(D), NEITHER THE PURCHASER NOR THE SURVIVING CORPORATION SHALL HAVE ANY LIABILITY TO THE STOCKHOLDERS OR ANY OPTION HOLDER WITH RESPECT TO THE DISTRIBUTION OF THE MERGER CONSIDERATION TO THEM.

SECTION 3.05 Remaining Shares; Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Closing Date and which are held by Stockholders who have not provided their written consent to the Merger on or prior to the Effective Time in accordance with the DGCL and the Company’s certificate of incorporation and by-laws (collectively, the “Remaining Stockholders” and such shares, the “Remaining Shares”) shall not be converted into or represent the right to receive a per share pro rata portion of the Merger Consideration. Remaining Stockholders who shall have demanded properly in writing an appraisal of their Shares (the “Dissenting Shares”) in accordance with Section 262 of the DGCL (collectively, the “Dissenting Stockholders”) shall be entitled to receive payment of the appraised value of the Dissenting Shares held by them in accordance with the provisions of such Section 262; provided, however, that all (i) Remaining Stockholders who are not Dissenting Stockholders and (ii) Dissenting Stockholders who shall have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of their Dissenting Shares under such Section 262, shall thereupon be deemed to be Stockholders who have consented to the Merger and this Agreement, they shall no longer be deemed Remaining Stockholders or Dissenting Stockholders, their Shares shall no longer be deemed Dissenting Shares or Remaining Shares, and such Stockholders shall thereupon have the right to receive a per share pro rata portion of the Merger Consideration pursuant to Section 3.04 hereof, without any interest thereon, upon surrender of the certificate or certificates evidencing such Shares or the execution and delivery to the Company of an Affidavit of Lost Certificate, subject to Section 3.07(d).

(b) The Company shall give the Purchaser: (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments related thereto served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 3.06 Closing; Payment of Merger Consideration. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. New York City time at the offices of Epstein Becker & Green, P.C., 250 Park Avenue, New York, New York, within one (1) business day after all conditions to Closing shall have been satisfied or waived, or at such other time or on such other date or at such other place as the parties hereto may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). At Closing, the Purchaser shall:

(a) pay to the Stockholder Representative, for distribution to the Stockholders and, pursuant to Section 3.04(b), certain Option holders, in accordance with and subject to Section 3.07, the Closing Merger Consideration; and

(b) deposit an aggregate amount of One Million Five Hundred Thousand Dollars ($1,500,000) (the “Escrow Deposit”) in escrow with Epstein Becker & Green, P.C. as escrow agent (the “Escrow Agent”), pursuant to the terms of an escrow agreement substantially in the form of Exhibit 3.06 hereto (the “Escrow Agreement”), among the Purchaser, the

Stockholder Representative and the Escrow Agent, as security for the Stockholders’ indemnification obligations arising under Article 10 hereof, and as satisfaction for other amounts contemplated by this Agreement. The amount held in escrow by the Escrow Agent at any time and from time to time shall be referred to as the “Escrow Amount.”

(c) In the event that either (i) the Company does not make a Pre-Closing Cash Dividend or (ii) the Company makes a Pre-Closing Cash Dividend and the Purchaser or the Surviving Corporation has not given notice to the Stockholder Representative (in accordance with Section 3.02(b)) that it has deducted the amount of such Pre-Closing Cash Dividend from the Escrow Amount, then, in either such case, on the first business day which falls six (6) months after the Closing Date, the Surviving Corporation shall instruct the Escrow Agent to release and deliver to the Stockholder Representative for distribution to the Stockholders (pro rata based on the total number of Shares outstanding as of the Closing Date), Five Hundred Thousand Dollars ($500,000) of the Escrow Amount. Eighteen (18) months after the Closing Date, the Escrow Agent shall release and deliver to the Stockholder Representative for distribution to the Stockholders (pro rata based on the total number of Shares outstanding as of the Closing Date) the remaining balance of the Escrow Amount, if any, less the amount of any pending indemnification claims properly made by a Purchaser Indemnified Party pursuant to Article 10. As any pending indemnification claims are resolved, the Escrow Agent shall, after making any payment related to such claims, release and deliver to the Stockholder Representative for distribution to the Stockholders (pro rata based on the total number of Shares outstanding as of the Closing Date) any amounts remaining from the amounts reserved for such claims.

SECTION 3.07 Surrender of Shares.

(a) Pursuant to Section 3.06, the Purchaser shall pay to the Stockholder Representative on the Closing Date, for the benefit of the Stockholders and, pursuant to Section 3.04(b), certain Option holders, the Closing Merger Consideration, in immediately available funds to the account designated by the Stockholder Representative or his or her designee. Each Stockholder whose Shares were converted pursuant to Section 3.04 or who are deemed to be Stockholders who have consented to the Merger pursuant to Section 3.05 shall thereafter surrender to the Stockholder Representative or his or her designee the certificate representing such Shares or an Affidavit of Lost Certificate. Each Option holder whose Option was exercised and terminated pursuant to Section 3.04(b) shall thereafter surrender to the Stockholder Representative or his or her designee the stock option agreement(s) representing such Options or an Affidavit of Lost Certificate. Upon the delivery of such certificate, agreement or Affidavit of Lost Certificate, the Stockholder Representative shall pay to the holder of such Shares or such Options in exchange therefor the amount due such holder as set forth in Section 3.04(a) or 3.04(b), by check or wire transfer to the account designated in writing by such holder, subject to subsection (d) below.

(b) In the event that appraisal and payment rights with respect to the Dissenting Shares are duly exercised pursuant to Section 262 of the DGCL:

(i) the Stockholder Representative shall promptly deliver to the Surviving Corporation that portion of the Closing Merger Consideration which is equal to the product of (x) the percentage of the Shares outstanding at Closing represented by the Dissenting Shares (the “Appraisal Percentage”) and (y) the Closing Merger Consideration;

(ii) in the event that the Stockholder Representative is entitled to receive a portion of the Escrow Amount from the Purchaser from time to time, the Purchaser shall be entitled to withhold the portion of such amount that is equal to the product of (x) the Appraisal Percentage and (y) such amount, if any; and

(iii) if the Escrow Amount is received from a third party, including from the Escrow Agent, the Stockholder Representative shall promptly deliver to the Surviving Corporation the portion of such amount that is equal to the product of (x) the Appraisal Percentage and (y) such amount, if any;

(any amounts delivered or withheld pursuant to subsections (b)(i), (b)(ii) and (b)(iii) collectively referred to hereinafter as the “Appraisal Consideration”).

Subject to Article 10, the Surviving Corporation shall be solely responsible for payment of all amounts in the event that appraisal and payment rights with respect to the Dissenting Shares are duly exercised pursuant to Section 262 of the DGCL (including amounts in excess of the Appraisal Consideration) and shall indemnify the Stockholder Representative and the Stockholders, and hold the Stockholder Representative and the Stockholders harmless from and against, any and all Losses relating to, or arising as a result of a claim by, the Dissenting Stockholders.

(c) At the Closing Date, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of any Shares thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of Shares shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time and through the eighteen (18) month anniversary of the Effective Time, such certificates or Affidavits of Lost Certificates are presented to the Surviving Corporation, they shall be delivered to the Stockholder Representative and canceled and exchanged for any cash payment due from the Stockholder Representative as provided in this Section 3.07. No Stockholder shall be entitled to receive interest on any cash payable upon the surrender of certificates representing Shares or the execution and delivery of Affidavits of Lost Certificates.

(d) If any Stockholder (except any Dissenting Stockholder) fails to surrender and exchange certificate(s) evidencing such Shares, or fails to execute and deliver Affidavits of Lost Certificate(s) by the later (such later date, the “Final Distribution Date”) of (i) the third anniversary of the Closing Date and (ii) the date upon which the last claim for indemnity by a Stockholder Indemnified Party brought in accordance with Article 10 is resolved, immediately after the Final Distribution Date the Stockholder Representative shall deliver to the Surviving Corporation that portion of the Merger Consideration (including any interest received with respect thereto) which had been delivered to the Stockholder Representative for disbursement to such holders, and thereafter such holders shall only be entitled to look to the Surviving Corporation as general creditors thereof (subject to abandoned property, escheat or similar laws) to receive amounts payable upon due surrender of the certificates representing their Shares or the execution and delivery of Affidavits of Lost Certificates, and shall not be entitled to receive any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Stockholder Representative shall be liable to any Stockholder for amounts to which such Stockholder is entitled under Section 3.04 that have been delivered to a public official pursuant to the requirements of applicable abandoned property, escheat or similar law.

SECTION 3.08 Tax Withholding. The Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable with respect to any Stockholder or any Option holder pursuant to this Agreement (including, without limitation, any amount paid to the Stockholder Representative for the benefit of any Stockholder or any Option holder) such amounts that the Purchaser may be required to deduct and withhold with respect to the making of such payment under any provision of law. If the Purchaser withholds any such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholder or such Option holder in respect of which the Purchaser made such deduction and withholding. On or prior to the Closing Date, the Stockholder Representative shall provide the Purchaser with any information reasonably requested by the Purchaser in writing regarding the exercise or cancellation of any Option for which the full amount of withholding taxes has not been paid in cash by the holder of such Option, including, without limitation, the method of exercise and the number of Shares issued (or deemed issued) to such Option holder.

SECTION 3.09 Aggregate Consideration Received by Stockholders. Notwithstanding anything in this Agreement to the contrary, except pursuant to Article 4, in no event shall the Stockholders be entitled to receive pursuant to this Agreement (whether before or after the Closing) aggregate consideration with respect to their Shares (whether by virtue of the Pre-Signing Cash Dividend, the Pre-Closing Cash Dividend, the Merger Consideration or otherwise) that exceeds Seven Million Dollars ($7,000,000) (or Seven Million Five Hundred Thousand Dollars ($7,500,000) if the Closing occurs on or after July 1, 2005).

ARTICLE 4.

POTENTIAL DISPOSITION OF SCISSORS BUSINESS

SECTION 4.01 Scissors Transaction On or Prior to the Closing Date.

(a) In the event that at any time on or prior to the Closing Date, a definitive, binding agreement with respect to a Scissors Transaction is signed with ConMed Corporation, then all Scissors Transaction Consideration shall be placed in escrow with Epstein Becker & Green, P.C. as escrow agent (the “Scissors Escrow Agent”), pursuant to the terms of an escrow agreement substantially in the form of Exhibit 4.01 hereto (the “Scissors Escrow Agreement”).

(b) The Scissors Escrow Agreement shall provide that (i) all Scissors Transaction Consideration will be held in escrow until the earlier of (x) the Closing Date and (y) January 1, 2006; (ii) if the Closing Date occurs prior to January 1, 2006, then fifty percent (50%) of all Scissors Transaction Consideration shall be distributed by the Scissors Escrow Agent to the Surviving Corporation and fifty percent (50%) of all Scissors Transaction Consideration shall be distributed by the Scissors Escrow Agent to the Stockholder Representative, immediately after the Closing Date and for as long as any such consideration (including royalty payments) is payable pursuant to the terms of the Scissors Transaction Documentation; and (iii) if January 1, 2006 occurs and the Closing Date has not occurred prior to such date, then one hundred percent (100%) of all Scissors Transaction Consideration shall be distributed by the Scissors Escrow Agent to the Stockholder Representative, immediately after January 1, 2006 and for as long as any such consideration (including royalty payments) is payable pursuant to the terms of the Scissors Transaction Documentation.

SECTION 4.02 Scissors Transaction after the Closing Date.

(a) In the event that at any time after the Closing Date but prior to the third (3rd) anniversary of the Closing Date, a Scissors Transaction is consummated with Scissors Transaction Consideration of more than One Million Dollars ($1,000,000), then fifty percent (50%) of all Scissors Transaction Consideration in excess of One Million Dollars ($1,000,000) but less than Five Million Dollars ($5,000,000) shall be distributed to the Stockholder Representative for as long as any such consideration (including royalty payments) is payable pursuant to the terms of the Scissors Transaction Documentation, at such time(s) when such Scissors Transaction Consideration is distributed to the Purchaser or the Surviving Corporation (or their stockholders or designees). Notwithstanding the foregoing in this Section 4.01(a), and subject only to subsection (b) below, the Purchaser shall provide the Stockholder Representative with at least thirty (30) days prior written notice (including all material terms of such potential transaction, the “Potential Scissors Transaction Notice”) of the potential consummation of a Scissors Transaction, and the directors of the Company immediately prior to the Closing (who shall be notified by the Stockholder Representative) shall have a right of first refusal (which (i) may be exercised only once and (ii) must be exercised by written notification to the Purchaser within thirty (30) days of the date that the Potential Scissors Transaction Notice was received by the Stockholder Representative) to acquire the Scissors Business upon such terms (including consideration) no less favorable to the Purchaser than those terms set forth in the Potential Scissors Transaction Notice.

(b) Notwithstanding subsection (a) above, in the event that, at any time after the Closing Date but prior to the third (3rd) anniversary of the Closing Date, any business of the Purchaser or the Surviving Corporation is sold along with the Scissors Business to any Person which is not an Affiliate of the Purchaser or the Surviving Corporation, then the Board of Directors of the Purchaser shall reasonably and in good faith allocate a portion of such purchase price to that amount attributable to the sale of the Scissors Business; provided, however, that (i) the Scissors Business must account for at least Eight Hundred and Fifty Thousand Dollars ($850,000) in annual gross revenues to the Surviving Corporation in order for any such purchase price to be allocated to the sale of the Scissors Business and (ii) in no event shall the allocated portion of such purchase price exceed Two Million Dollars ($2,000,000). Such allocated portion of the purchase price shall be distributed to the Stockholder Representative for as long as any such consideration (including royalty payments) is payable pursuant to the terms of the documentation for such sale, at such time(s) when such purchase price is distributed to the Purchaser or the Surviving Corporation (or their stockholders or designees).

SECTION 4.03 Miscellaneous.

(a) Nothing in this Agreement shall obligate the Purchaser or the Surviving Corporation in any way (whether before or after the Effective Time) to operate or sell the Scissors Business or to manufacture, market, sell or distribute the Scissors.

(b) Notwithstanding anything in this Agreement to the contrary: (i) the Stockholder Representative shall be solely responsible for the distribution of the Scissors Transaction Consideration to the Stockholders in accordance with the terms of this Agreement and (ii) neither the Purchaser nor the Surviving Corporation shall have any obligation hereunder with respect to the distribution of any portion of the Scissors Transaction Consideration to the Stockholders. AS A CONSEQUENCE OF THE FOREGOING, NEITHER THE PURCHASER NOR THE SURVIVING CORPORATION SHALL HAVE ANY LIABILITY TO THE STOCKHOLDERS WITH RESPECT TO THE DISTRIBUTION OF THE SCISSORS TRANSACTION CONSIDERATION TO THEM.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants that:

SECTION 5.01 Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and duly authorized to carry on the business presently conducted by it. The Company is qualified to do business in every other jurisdiction in which the nature of its business or location of its properties requires such qualification, except where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect on the Company. The copies of the Company’s certificate of incorporation and by-laws that have been furnished to the Purchaser are correct and complete and reflect all amendments made thereto at any time prior to the date of this Agreement.

(b) The Company has no subsidiaries and does not otherwise hold any equity interests, directly or indirectly, in any entity.

SECTION 5.02 Capital. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock. As of the date hereof, 6,661,375 shares of Company Common Stock are issued and outstanding, all of which are duly authorized and validly issued, fully paid and nonassessable, and were issued in compliance with all applicable federal, state and foreign securities laws, except for such instances of noncompliance which would not reasonably be expected to have a Materially Adverse Effect. As of the date hereof, the Company had reserved an aggregate of 1,500,000 shares of Company Common Stock for issuance pursuant to the Stock Option Plan. Stock options to purchase Shares granted under the Stock Option Plan are referred to in this Agreement as “Options.” As of the date hereof, there were outstanding Options, all of which are fully vested, to purchase an aggregate of 1,434,300 shares of Company Common Stock. The outstanding shares of Company Common Stock described above are the sole outstanding shares of capital stock of the Company and, except for the Options, there are no outstanding options, warrants, agreements, conversion rights, preemptive rights, or other rights issued by the Company that may permit or require any Person, now or in the future to subscribe for, purchase or otherwise acquire any other securities of the Company. All shares of Company Common Stock subject to issuance upon exercise of the Options, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Schedule 5.02(a) lists for each holder of Options as of the date hereof: (i) the name of such holder, (ii) the number of Options held by such holder and (iii) the exercise price of the Options.

SECTION 5.03 Authority and Enforceabilitv. The Company has all necessary corporate power and authority to execute and deliver the Transaction Documents, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents by the Company, the performance of its obligations thereunder, and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all requisite corporate action on the part of the Company (other than, with respect to the Merger, the approval of the Merger and the adoption of this Agreement by the Stockholders). The Transaction Documents have been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchaser and the Stockholder Representative and approval by the Stockholders) constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

SECTION 5.04 No Conflict. Except as set forth on Schedule 5.04, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provisions of its certificate of incorporation or by-laws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company is a party, or by which any property or asset of the Company is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Company is subject, or by which any property or asset of the Company is bound.

SECTION 5.05 Consents and Approvals. Except as set forth on Schedule 5.05, the execution, delivery and performance of this Agreement by the Company does not require, as a condition to its validity or effectiveness, any consent or authorization of, filing with, approval by, notification to or registration with, any Person by the Company that has not been obtained or made.

SECTION 5.06 Financial Information. The Company has provided to the Purchaser complete copies of the unaudited balance sheets of the Company for the fiscal years ended as of December 31, 2003 and December 31, 2004, and the related unaudited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company for such years, together with all related notes and schedules thereto (collectively referred to herein as the “Financial Statements”). The Financial Statements (i) present fairly the financial condition and results of operations of the Company as of the dates thereof or for the periods covered thereby, and (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved. As of the dates of the Financial Statements, the Company has no liability or obligation of any nature (absolute, accrued or contingent) that is not fully reflected, accrued or disclosed in the Financial Statements, to the extent required in accordance with GAAP. The Company maintains systems of accounting to permit preparation of financial statements in conformity with GAAP, including maintenance of proper books and records.

SECTION 5.07 Absence of Change. Except as set forth in Schedule 5.07 or as otherwise expressly provided in this Agreement and the other Transaction Documents, since December 31, 2004, the Company has operated in the ordinary course of its business consistent with its past practices and without limiting the foregoing, there has not been:

(a) except as provided in Article 3, any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the capital stock of the Company, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company, or any issuance of any options, warrants, calls or rights to acquire any such shares or other securities, except for the issuance of Shares pursuant to the exercise of Options, if any;

(b) any purchase or sale or other disposition, or any agreement or other legally binding arrangement for the purchase, sale or other disposition, of any of the material properties or material assets of the Company, other than in the ordinary course of business;

(c) any damage, destruction or loss, not covered by insurance, of any material asset of the Company;

(d) any change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or the applicability thereof);

(e) any oral or written notice that there has been or will be a loss of, or contract cancellation by, any current customer, supplier or licensor of the Company, which loss or cancellation would result in lost revenues to the Company of at least Fifty Thousand Dollars ($50,000);

(f) any agreement to enter into any material transaction, agreement or commitment other than in the ordinary course of business by the Company;

(g) other than in the ordinary course of business and consistent with past practice of the Company, grant of any increase in the compensation of officers, directors, employees or consultants of the Company;

(h) any borrowing of funds, assuming or becoming subject to, whether directly or by way of guarantee or otherwise, any liabilities or obligations (absolute, accrued or contingent), or incurring any liabilities or obligations (absolute, accrued or contingent) except borrowings, liabilities and obligations incurred in the ordinary course of business and consistent with past practice, by the Company;

(i) payment, discharge or satisfaction of any claims, liabilities or obligations (absolute, accrued or contingent) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of claims, liabilities and obligations reflected or reserved against in the Financial Statements or incurred in the ordinary course of business and consistent with past practice since the date of the Financial Statements; or

(j) any agreement or understanding whether in writing or otherwise, by the Company to take any of the actions specified in subsections (a) through (i) above.

SECTION 5.08 Employees. Schedule 5.08 contains a complete and accurate list of all of the employees of the Company as of the date indicated thereon (which date shall be not more than thirty (30) days prior to the date of this Agreement) (including each employee on leave of absence or layoff status), including such employee’s name, job title, current compensation, a list of any written employment agreement to which he or she is a party and the nature of such employee’s participation in any Plans. Except as set forth in Schedule 5.08, the Company has no oral or written employment agreement or arrangements with any Person. The Company has delivered to the Purchaser true and complete copies of all such agreements or arrangements (when oral, reduced to writing with respect to all material terms thereof).

SECTION 5.09 Sales Representatives, Dealers and Distributors. Except as set forth in Schedule 5.09 and as of the date indicated thereon (which date shall be no more than thirty (30) days prior to the date of this Agreement), the Company is not a party to any contract or agreement with any Person under which such other Person is a sales agent, representative, dealer or distributor of any of the products or services of the Company (collectively the “Sales Representative Agreements”), as the case may be, which by its terms either (i) cannot be terminated on less than ninety (90) days prior notice or (ii) requires an additional payment as a result of termination, and there has been no change in the rate of compensation paid or payable to any such Person since January 1, 2004, other than in the ordinary course of business and consistent with past practice of the Company. The parties acknowledge and agree that applicable local law may require additional notice or termination payments that are not reflected in the terms of the Sales Representative Agreements, and no such requirement, nor the failure to disclose such requirement on Schedule 5.09, shall result in a breach of this Section 5.09.

SECTION 5.10 Brokers. Except as set forth on Schedule 5.10, no broker, finder or investment bank is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

SECTION 5.11 Litigation. Except as set forth in Schedule 5.11, there is no action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company before or by any Governmental Authority that (i) relates to or challenges the legality, validity or enforceability of this Agreement, (ii) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or

(iii) would, individually or in the aggregate, reasonably be expected to impair the ability of the Company to perform on a timely basis its obligations under this Agreement. To the knowledge of the Company, there is no valid basis for any claim described in the preceding sentence. Except as set forth on Schedule 5.11, as of the date hereof, the Company is not subject to any outstanding Governmental Order.

SECTION 5.12 Title to Properties. Except as set forth on Schedule 5.12, the Company has good and valid, and sole and exclusive, title, free and clear of all Liens, to its owned personal property and assets (other than the Leases which are addressed in Section 5.26) reflected in the December 31 Balance Sheet, except for (i) assets that have been disposed of since December 31, 2004 in the ordinary course of business and (ii) Liens reflected in the December 31 Balance Sheet.

SECTION 5.13 Personal Property Leases. Except as set forth in Schedule 5.13, all of the personal property leased to the Company is subject to leases which are valid and in full force and effect assuming due authorization, execution and delivery by the counterparties to such leases, and to the knowledge of the Company no event has occurred which, with notice or lapse of time or both, would constitute a material default under any of these leases.

SECTION 5.14 Inventory. The inventories of items shown on the December 31 Balance Sheet and any other inventory acquired by the Company since the date thereof, up to but not including the date of this Agreement, consist of items of a quality, quantity and condition useable or salable in the ordinary course of business by the Company, except for all obsolete, unusable, not readily salable or below-standard quality items, all of which have been either written-off or written down to net realizable value or for which adequate reserves have been established in the December 31 Balance Sheet or on the books of the Company, as the case may be, all in accordance with GAAP. All items included in the inventories on the December 31 Balance Sheet are the property of the Company free and clear of all Liens, except for items sold in the ordinary course of business since December 31, 2004, and for each of these sales either the purchaser of the items has made full payment therefor or the purchaser’s liability to make payment is reflected in the books of the Company. Except as set forth in Schedule 5.14 or the December 31 Balance Sheet, no items included in the inventories on the December 31 Balance Sheet have been pledged as collateral, held by the Company on consignment from others or otherwise subject to any Liens.

SECTION 5.15 Customers. Schedule 5.15 sets forth a complete and current list of each customer of the Company that accounted for more than five percent (5%) of the gross revenues of such company for the fiscal year ended December 31, 2004. To the knowledge of the Company, except as indicated in Schedule 5.15, none of these customers intends to cease doing business or materially and adversely modify its business relationship with the Company.

SECTION 5.16 Contracts.

(a) The Company has provided true and correct copies of each of the Material Contracts in existence as of the date of this Agreement to the Purchaser.

(b) To the knowledge of the Company, all Material Contracts are valid, binding and enforceable in accordance with their terms against each party thereto and are in full force and effect. Other than as set forth on Schedule 5.16, the Company is not in violation or in default of, or has failed to perform any material obligation under, any Material Contract, and nothing has occurred and is continuing that with lapse of time or the giving of notice or both would constitute a breach or default of a Material Contract by the Company. To the knowledge of the Company, no material breach or default by any other party to any such Material Contract of any provision thereof, nor any condition or event that, with notice or lapse of time or both, would constitute such a breach or default, has occurred and is continuing.

(c) Except as set forth on Schedule 5.16, the Company has no powers of attorney outstanding (other than those issued in the ordinary course of business (i) with respect to Tax or Intellectual Property matters or (ii) that are customary in connection with customs and export and import matters).

SECTION 5.17 Permits. The Company has delivered to the Purchaser true and complete copies of all material Permits issued to the Company that are in effect and such delivered Permits constitute all of the material Permits required as of the date hereof for the Company to conduct the Business as currently conducted. There are no defaults existing under such Permits and the Company has not received any notice nor does the Company have any knowledge that the issuer of any such Permit intends to suspend, withdraw, limit in any form or terminate any such Permit.

SECTION 5.18 Accounts Receivable. All accounts receivable (the “Receivables”) of the Company reflected on the December 31 Balance Sheet and those incurred thereafter represent amounts due for services performed or sales actually made by the Company. Except as set forth in Schedule 5.18 and as of the date indicated thereon (which date shall be no more than thirty (30) days prior to the date of this Agreement), there are no individual Receivables that are more than ninety (90) days past due. Except as set forth in Schedule 5.18 or as disclosed in the December 31 Balance Sheet, no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such Receivables. The bad debt reserves and allowances reflected in the Financial Statements are adequate in the judgment of the Company in light of its loss history and the Company’s knowledge regarding its account debtors.

SECTION 5.19 Environmental Matters. Except as set forth in Schedule 5.19:

(a) the properties, facilities and assets owned and leased by the Company, and the operations conducted thereon by the Company and the use, maintenance, or operation of such properties, facilities and assets:

(i) have been and are in compliance in all material respects with any applicable federal, state, local or foreign laws, regulations and ordinances concerning health and safety, pollution or protection of the environment, including by way of illustration and not by way of limitation, the Clean Air Act, 42 U.S.C. ss. 7401 et seq., the Federal Water Pollution Control Act of 1972, 33 U.S.C. ss. 1251 et seq., (the “Clean Water Act”); the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. ss. 6901 et seq. (“RCRA”); the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. ss. 9601 et seq., (“CERCLA”); the Toxic Substances Control Act, 15 U.S.C. ss. 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. ss. 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. ss. 11001 et seq.; the Pollution Prevention Act of 1990, 42 U.S.C. ss. 1301 et seq.; the Federal Hazardous Materials Transportation Law, 49 U.S.C. ss. 5101 et seq.; and the Safe Drinking Water Act, 42 U.S.C. ss.ss. 300(f) through 300(j); the Occupational Safety and Health Act of 1970, 29 U.S.C. ss. 651 et seq. (including any amendments or extensions thereof, and rules, regulations, standards or guidelines pursuant to any of the foregoing) (each hereinafter an “Environmental Law”);

(ii) are not subject to any existing, pending or threatened investigation, inquiry or proceeding by any Governmental Authority for any material liability (absolute, contingent or otherwise) or obligations under any Environmental Law; and

(iii) do not contain asbestos that is friable or must otherwise be encapsulated or removed pursuant to Environmental Law;

(b) no Hazardous Substances have been disposed of or otherwise Released by the Company except in compliance in all material respects with Environmental Laws and in a manner which has not and is not reasonably likely to give rise to any material liability (absolute, contingent or otherwise) under Environmental Law; and

(c) the Company has furnished or provided the Purchaser with access to all environmental audits, reports and other material environmental documents relating to the current or former operations, properties or facilities of the Company that are in its possession, custody or control and that were prepared since December 31, 2000.

SECTION 5.20 Intellectual Property.

(a) The Company has provided to the Purchaser a true and complete list of all Company IP, together with any and all licenses related to the foregoing.

(b) The Company owns, or is licensed, authorized or otherwise possesses legally enforceable rights to use, the Company IP. To the knowledge of the Company, and except as set forth on Schedule 5.20, no other Person has any rights in, to or under any of the Company IP owned by the Company. Except as set forth on Schedule 5.20, the Company has caused its employees to execute such invention assignment and/or confidentiality agreements, if any, as may be necessary under applicable law to secure to the Company all rights in any inventions developed, in development or to be developed in the future with respect to the Business and to ensure the confidentiality of all proprietary information of the Company.

(c) Except as set forth in Schedule 5.20, all grants, registrations and applications for the Company IP owned by the Company (A) are valid, subsisting, in proper form and to the extent applicable, enforceable, and have been duly assigned and maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions, (B) have not lapsed, expired or been abandoned, and (C) are not the subject of any legal or administrative adversarial proceeding before any Governmental Authority in any jurisdiction.

(d) To the knowledge of the Company, all Company IP owned or licensed by the Company pursuant to an exclusive license agreement and used in the Business are not being infringed by any third party. To the knowledge of the Company, the conduct of the Business as currently conducted does not conflict with or infringe in any way on any intellectual property rights of any third party. Except as set forth on Schedule 5.20, there is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company (A) alleging any such conflict or infringement with any third party’s intellectual property rights, or (B) challenging the ownership, use, license, validity or enforceability of the Company IP.

(e) To the knowledge of the Company, the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Company IP.

SECTION 5.21 Tax Matters. Except as set forth in Schedule 5.21:

(a) The Company has timely filed with the appropriate Tax Authority all U.S. federal income Tax Returns and all other applicable Tax Returns, and all such Tax Returns are true, correct and complete in all material respects. All Taxes due and owing by the Company (whether or not reflected on any Tax Return) have been paid. The Company has duly and timely withheld from employee salaries, or wages or other compensation (whether or not paid in cash) and other amounts paid to creditors, independent contractors and other third parties and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid over for all periods under all applicable Tax or other laws.

(b) No audits are pending with regard to any Taxes or Tax Returns of the Company and there are no outstanding deficiencies or assessments asserted in writing by any Tax Authority. The Company has provided to the Purchaser correct and complete copies of all income Tax Returns of the Company for which the statute of limitations has not expired, and all examination reports and statements of deficiencies assessed against or agreed to by the Company.

(c) There are no outstanding agreements, consents or waivers extending the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company, and the Company is not a party to any agreement providing for the allocation or sharing of Taxes.

(d) The unpaid Taxes of the Company did not, as of the December 31 Balance Sheet, exceed the reserve for tax liability set forth on the face of the December 31 Balance Sheet,

and will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company in filing their Tax Returns.

(e) The Company has not made any payment or payments, is obligated to make any payment or payments, nor is a party to (or participating employer in) any agreement or employee benefit plan that could obligate it or Purchaser to make any payment or payments, either (i) to a U.S. citizen or U.S. resident taxpayer or (ii) for services rendered in the U.S., as a result of the consummation of the transactions contemplated by this Agreement that would constitute an “excess parachute payment,” as defined in Section 280G of the Code (or any comparable provisions of state, foreign or local law).

SECTION 5.22 Employment Matters. Except as set forth on Schedule 5.22, the Company is neither currently experiencing nor has experienced any material strikes, collective labor grievances or other collective bargaining disputes in the last five (5) years. To the knowledge of the Company, there is no other organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company. The Company has complied with all applicable laws relating to employment, employment discrimination and employment practices, including wage and hours regulations, laws relating to equal opportunity, workplace safety, workers’ compensation and similar laws, except where the failure(s) to so comply could not reasonably be expected to result in claims, penalties, fees or other liabilities, individually or in the aggregate, in excess of Fifty Thousand Dollars ($50,000).

SECTION 5.23 Employee Benefit Matters.

(a) The Company has delivered to the Purchaser true and complete copies of all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, profit sharing, savings, disability, incentive, deferred compensation, retirement, severance and other employee benefit plans, programs or arrangements (i) sponsored, maintained or contributed to or by the Company to which the Company is a party or (ii) with respect to which the Company has (or could have) any obligation or liability (individually, a “Plan,” and collectively, the “Plans”). Except as set forth on Schedule 5.23(a)(i), the Company has no agreement, understanding, commitment or obligation to create, enter into or contribute to any additional employee benefit plan (other than a Plan), or to modify or amend any existing Plan. Except as set forth on Schedule 5.23(a)(ii), there has been no amendment, interpretation or other announcement (written or oral) by the Company or any other Person relating to, or change in participation or coverage under, any Plan that, either alone or together with other such items or events, could materially increase the expense of maintaining such Plan (or the Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Financial Statements.

(b) With respect to each Plan, the Company has made available to the Purchaser true and complete copies of (i) all plan documents, as in effect on the date hereof, (ii) the latest Internal Revenue Service determination letter, if applicable, (iii) the filed Form 5500, if applicable, for the last three (3) fiscal years, (iv) summary plan descriptions, if any, and all modifications thereto communicated to employees, (v) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Plan for the last three (3) years, if applicable, and (vi) the most recent actuarial report, if any, prepared for such Plan.

(c) All Plans are (and at all times for which any applicable statute of limitations has not barred claims associated with such Plans) established, maintained, administered, operated and funded in compliance in all material respects with their terms and all requirements prescribed by applicable laws, statutes, orders, rules and regulations, including without limitation, ERISA, the Code and the Health Insurance Portability and Accountability Act of 1996, as amended. The Company (and, to the knowledge of the Company, all other Persons, including without limitation, all fiduciaries) have properly performed all material obligations required to be performed by them under (or with respect to), and are not in any material respect in default under or in violation of, any of the Plans or any of the legal requirements applicable thereto, including without limitation any reporting, disclosure or notification obligations.

(d) The Company has not, and to the knowledge of the Company, no other Person has, with respect to any Plan subject to ERISA, engaged in or been a party to any “prohibited transaction”, as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could result in the imposition of either a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code.

(e) There are no pending or, to the knowledge of the Company, threatened claims, lawsuits or arbitrations (other than routine claims for benefits), relating to any of the Plans, which have been asserted or instituted against the Company, any Plan or the assets of any trust for any Plan nor, to the knowledge of the Company, is there a basis for any such claim, lawsuit or arbitration. No Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Authority, and, to the knowledge of the Company, no such action is contemplated or under consideration by any Governmental Authority. No Plan that is subject to ERISA is a “multiemployer plan” (as defined in Section 3(37) of ERISA) or, except as disclosed in Schedule 5.23(e), is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

SECTION 5.24 Insurance. The Company has delivered to the Purchaser true and complete copies of all policies of fire, liability, workmen’s compensation and other similar forms of insurance of the Company, which policies are in full force and effect, and no notice of cancellation or termination has been received with respect to any such policy. Except as set forth on Schedule 5.24, the Company maintains (a) insurance on all of their property (including leased premises) that insures against loss or damage by fire or other casualty and (b) insurance against liabilities, claims and risks of a nature and in such amounts which the Company reasonably believe are prudent. Such policies or binders are sufficient for compliance with all requirements of law currently applicable to the Company and of all agreements to which the Company is a party, will remain in full force and effect until the respective expiration dates of such policies or binders, without the payment of additional premiums, other than premiums scheduled to be paid in accordance with the terms of such policies, and will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement. Except as set forth on Schedule 5.24, no dispute with respect to coverage under any insurance policy exists with respect to any insurance carrier.

SECTION 5.25 Compliance with Laws. Other than (i) matters governed by Environmental Law, (ii) Tax matters, (iii) Real Property matters and (iv) with respect to any Plans (which clauses (i) - (iv) are addressed elsewhere in this Agreement), the Company has complied and remains in compliance with all applicable laws, regulations and zoning ordinances of any Governmental Authority, including export control laws and regulations, except for those instances of non-compliance that could not reasonably be expected, individually or in the aggregate, to result in liability in excess of Fifty Thousand Dollars ($50,000), and the Company has no knowledge of and has not received any notice alleging any such violation of any such laws, regulations or zoning ordinances.

SECTION 5.26 Real Estate.

(a) The Company does not own or otherwise have title to any Real Property.

(b) The Company has delivered, or caused to be delivered, to the Purchaser true and complete copies of each of the Leases. With respect to each Lease, and except as set forth in Schedule 5.26(b), (i) each Lease is legal, valid, binding, and enforceable, and in full force and effect assuming due authorization, execution and delivery by the counterparties to such Lease; (ii) the Company is not in violation or in default of, in any material respect, or has failed to perform any material obligation under, any Lease, and nothing has occurred that with lapse of time or the giving of notice or both would constitute such a breach or default of any Lease by the Company; (iii) to the knowledge of the Company no other party to such Leases is in violation or in default of, in any material respect, or has failed to perform any material obligation under, any Lease and nothing has occurred that with the lapse of time or the giving of notice or both would constitute such a breach or default of any Lease by such other party; and (iv) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Lease.

(c) The Real Property includes all real property used in the Business. All such offices, manufacturing and production facilities and other structures are adequate for the uses to which they are being put and there are no applicable adverse zoning, building or land use codes or rules, ordinances, regulations or other restrictions relating to zoning or end use that currently, or to the knowledge of the Company, may prospectively prevent, or cause the imposition of material fines or penalties as the result of, the use of all or any portion of the Real Property for the conduct of the Business as presently conducted. The Company has received all necessary approvals with regard to occupancy and maintenance of the Real Property, except for such approvals which, if not received, could not reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 5.27 Warranty and Product Liability Matters. Subject only to the reserve for product warranty claims set forth on the December 31 Balance Sheet or on the books of the Company in accordance with the past practices of the Company, except as set forth on Schedule 5.27, (i) the products manufactured, sold and delivered by the Company have conformed in all material respects with all applicable contractual commitments and all express warranties, and (ii) the Company has no significant liability for replacement or repair thereof or other damages in connection therewith.

SECTION 5.28 Corporate Books and Records. Except as set forth on Schedule 5.28, the Company has furnished to the Purchaser copies of (a) the minute books of the Company and (b) the stock transfer books of the Company.

SECTION 5.29 Government Contracts. The Company has not been suspended or debarred from bidding on contracts or subcontracts for any agency of the United States Government or any foreign government, nor to the knowledge of the Company has such suspension or debarment been threatened or action for suspension or debarment been commenced. The Company is not currently being audited, except in the ordinary course of business or as is customary in the industry or as provided by the Federal Acquisition Regulations or, to the knowledge of the Company, investigated by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency or the Inspector General or other authorities of any agency of the United States Government, or any foreign government, nor to the knowledge of the Company, has such audit or investigation been threatened. To the knowledge of the Company, (i) there is no valid basis for the Company’s suspension or debarment from bidding on contracts or subcontracts for any agency of the United States Government or any foreign government and (ii) there is no valid basis for a claim pursuant to an audit or investigation by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, Defense Contract Audit Agency or other authorities of any agency of the United States Government or any foreign government, or any prime contractor with any such governmental body. The Company has had no contract or subcontract terminated for default by the Company and has not been determined to be nonresponsible by any agency of the United States Government or any foreign government. The Company does not have any outstanding agreements, contracts or commitments that require it to obtain or maintain a government security clearance.

SECTION 5.30 Bank Accounts. The Company has provided to the Purchaser the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes or accounts of any nature and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

SECTION 5.31 Previous Conduct of the Business. Except as set forth on Schedule 5.31, to the knowledge of the Company, no officer or employee of the Company (a) has any direct or indirect ownership interest in any property, real or personal, tangible or intangible, used in or directly pertaining to the Business, including without limitation, any Intellectual Property, (b) is a supplier, customer or creditor (other than as an officer or employee of the Company) of the Company or (c) provides any services, produces and/or sells any products or product lines, or engages in any activity that is competitive with the Business.

SECTION 5.32 Medical Device Administration Matters. The Company has not received any written communication from a Governmental Authority that alleges that the Company is not in compliance with any laws, ordinances, rules or orders promulgated by the U.S. Food and Drug Administration (the “FDA”). There is no action or proceeding by the FDA or any other Governmental Authority, including but not limited to recall procedures, pending or, to the knowledge of the Company, threatened against the Company relating to the safety or efficacy of any of the products related to the Company’s medical device business. The Company is not subject to debarment and the Company does not employ in any capacity related to the medical device business any person who has been debarred pursuant to Section 3.06 of the

Federal Food, Drug and Cosmetic Act, 21 U.S.C. ss. 335A, or who is the subject of a conviction described in such Section.

ARTICLE 6.

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

The Purchaser hereby represents and warrants that:

SECTION 6.01 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

SECTION 6.02 Authority and Enforceability. The Purchaser has all necessary corporate power and authority to execute and deliver the Transaction Documents, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents by the Purchaser, the performance of its obligations thereunder, and the consummation by the Purchaser of the transactions contemplated thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. The Transaction Documents have been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Company and the Stockholder Representative and approval by the Stockholders) constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

SECTION 6.03 No Conflict. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby do not and will not (i) conflict with or violate any provisions of its certificates of incorporation, by-laws or equivalent documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Purchaser is a party, or by which any property or asset of the Purchaser is bound, or (iii) result in a material violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Purchaser is subject, or by which any property or asset of the Purchaser is bound.

SECTION 6.04 Consents and Approvals. Except as set forth on Schedule 6.04, the execution, delivery and performance of this Agreement by the Purchaser does not require any consent, authorization, filing with, approval, notification or registration to or with any Person by the Purchaser.

SECTION 6.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

SECTION 6.06 Solvency. The Purchaser is and will be, after giving effect to the transactions contemplated hereby, solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors of the Purchaser.

SECTION 6.07 Litigation. The Purchaser is not engaged in, or a party to, or to its knowledge, is threatened with, any suit, action or legal, administrative, arbitration or other proceeding or governmental investigation before any Governmental Authority, which, if adversely determined, would adversely affect or impede, the consummation of the transactions contemplated hereby.

ARTICLE 7.

OBLIGATIONS BEFORE CLOSING

SECTION 7.01 Company’s Covenants. The Company agrees that from the date of this Agreement until the Closing, unless the Purchaser agrees otherwise in writing:

(a) Closing. The Company will cooperate with the Purchaser and use its commercially reasonable efforts to cause the conditions precedent to the obligations of the Purchaser to close as set forth in Article 9 to be satisfied.

(b) Access to Information. Upon reasonable notice to the Company, and during normal business hours, the Company shall provide to Purchaser and its employees, officers, directors, affiliates, attorneys, accountants, financial advisers, consultants, representatives and agents (collectively, the “Agents”), reasonable access to (i) the Company’s premises and (ii) all data (financial or otherwise) regarding the Company, and shall furnish to the Purchaser copies of such materials relating to the business, affairs, operations, prospects, properties, assets or liabilities of the Company as the Purchaser shall reasonably request. Upon reasonable notice to and with the prior consent of the Company (which consent shall not be unreasonably withheld), the Purchaser and its Agents shall be entitled to contact and communicate with the Company’s employees, officers, representatives, scientific advisors, customers, contractors, creditors and others having business relationships with Company. The Company shall fully cooperate, in all reasonable respects, with the Purchaser in such endeavors and other due diligence activities. Purchaser shall endeavor to conduct its due diligence activities in a manner that causes no more disruption to the Company’s business than is reasonably necessary under the circumstances.

(c) Business Relationships. The Company shall use commercially reasonable efforts to (i) preserve its business organization and properties intact, including its present business operations and physical facilities, (ii) to the extent desired by the Purchaser, maintain until Closing and encourage the continued relationship after Closing of its present officers, employees and consultants and (iii) preserve its present relationships with suppliers, customers, and others having business relationships with it.

(d) Corporate Matters. The Company shall keep in full force and effect its corporate existence. The Company will not (i) amend its certificate of incorporation or by-laws, (ii) issue any shares of capital stock, other than pursuant to options or other securities or agreements that are outstanding on the date hereof, (iii) issue or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments under which any additional shares of its capital stock of any class or other securities might be directly or indirectly authorized, issued, or transferred from treasury, (iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly any of its Company Common Stock (excluding the Options), (v) except as expressly provided for in this Agreement, declare or pay any dividends or (v) agree to do any of the acts listed above.

(e) Compensation Increases. Except as specifically authorized or contemplated by this Agreement or the Schedules, the Company will not do or agree to do any of the following acts: (i) grant any increase in salaries payable or to become payable by it to any officer, employee, sales agent or representative, other than increases given in the ordinary course of business and consistent with past practices, (ii) increase benefits (including bonus, sick pay, vacation, severance or termination pay) to any officer, employee, sales agent or representative under any Plan or other contract or commitment, other than increases given in the ordinary course of business, or (iii) enter into or modify any employment agreement or collective bargaining agreement, other than in the ordinary course of business.

(f) New Business. The Company will not do or agree to do any of the following acts:

(i) other than in the ordinary course of business, enter into any contract, commitment or transaction that requires the payment (a) by the Company of an aggregate amount exceeding Fifty Thousand Dollars ($50,000) or (b) to the Company of an aggregate amount exceeding One Hundred and Fifty Thousand Dollars ($150,000);

(ii) make any capital expenditures in excess of Fifty Thousand Dollars ($50,000) for any single item or enter into any lease of capital equipment or property under which the annual lease charge is in excess of Fifty Thousand Dollars ($50,000);

(iii) make or change any election concerning Taxes or Tax Returns, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain or enter into any Tax ruling, agreement, contract, understanding, arrangement or plan;

(iv) sell, pledge (or otherwise subject to any Lien) or dispose of any asset with a net book value in excess of Fifty Thousand Dollars ($50,000), other than in the ordinary course of business;

(v) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) or form any corporation, partnership, joint venture, other business organization or division thereof, or acquire directly or indirectly any material amount of assets, other than in the ordinary course of business and consistent with past practice;

(vi) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; or

(vii) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this subsection (f).

(g) Liability and Waiver. The Company will not do or agree to do any of the following acts, other than in the ordinary course of business: (i) waive or compromise any material right or claim of the Company or (ii) cancel, without full payment, any note, loan, indebtedness or other obligation owing to the Company.

(h) Negotiations. Other than as set forth herein or as contemplated hereby, the Company and its Agents shall not directly or indirectly, solicit, initiate, request or encourage any inquiries or proposals from, or provide any non-public information to, any Person (other than the Purchaser or its Agents) concerning any merger, consolidation, business combination, sale of substantial assets, purchase or sale of the shares of capital stock of the Company or similar transaction involving the Company. In the event that the Company receives an unsolicited offer or indication of interest to acquire a portion of the stock or assets of the Company from any Person, the Company will provide the Purchaser notice of such unsolicited offer, which notice shall include all material details of such offer.

(i) Agreements. The Company will not make any material modification or amendment to, or cancel or terminate any Material Contracts, or agree to do any of those acts.

(j) Business. The Company will, to the extent within its control, conduct the Company’s business and operations in the ordinary course of business consistent with past practices, including with respect to compliance with laws, and including, without limitation, maintaining working capital balances, collecting accounts receivable, paying accounts payable, making repair and maintenance capital expenditures and managing cash accounts generally.

(k) Material Adverse Effect. The Company shall promptly notify the Purchaser of any Material Adverse Effect on the Company, or any material breach or default by any third party, or any material breach or default or alleged breach or default by the Company, under any Material Contracts, and shall consult with the Purchaser as to the actions to be taken in response thereto.

(l) Accounting. The Company will maintain the books, accounts and records of the Company in accordance with past custom and practice as used in the preparation of the Financial Statements.

(m) Insurance. The Company will use commercially reasonable efforts to continue to maintain and carry its existing insurance. The Company will retain and not distribute to the Stockholders any amounts received by the Company with respect to any insurance policy if and to the extent that the associated matter has not been completely resolved prior to Closing.

(n) Intellectual Property. The Company will use commercially reasonable efforts to keep in full force and effect all material rights, franchises and Intellectual Property relating or pertaining to the Business as currently conducted.

(o) Assets. The Company will use commercially reasonable efforts to maintain the assets of the Company in good repair, order and condition (subject to normal wear and tear), consistent with current needs and prior practice.

(p) Supplemental Disclosure. From time to time prior to the Closing Date, the Company shall disclose in writing on a supplemental schedule delivered to the Purchaser, any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement, which disclosure is necessary to correct or supplement any information contained in a Schedule, such that without such disclosure a representation or warranty of the Company would have been breached. Any such supplemental schedule shall, except for the purposes of determining compliance with Section 9.01, be deemed to modify, amend or supplement such Schedule for all purposes of this Agreement, including, without limitation, Article 10.

(q) Covenants. The Company shall notify the Purchaser promptly after obtaining knowledge of its failure to comply in any material respect with any covenant applicable to the Company contained herein.

(r) Stock Option Plan. The Stock Option Plan will be terminated by the Company on or prior to the Closing Date. The Company will cause each Option on or prior to the Closing Date to be cancelled, terminated or exercised. No later than fourteen (14) days prior to the Closing Date, the Company shall advise the Purchaser regarding the termination of the Stock Option Plan and the number, structure and timing of the cancellation, termination or exercise of all Options.

(s) Scissors Distributor. Notwithstanding anything in this Section 7.01 to the contrary, the Company may, at any time prior to the Closing, negotiate and enter into an agreement with a third party (including ConMed Corporation) for the distribution and/or development of the Scissors, provided that the Purchaser consents to such agreement prior to its execution.

(t) Stockholder Communications. In all communications with the Stockholders related to the Merger, the Company will provide fair, accurate and complete disclosure in all material respects such that the Stockholders will receive adequate information in order to make an informed decision with respect to approving the transactions contemplated by this Agreement.

(u) Company Financial Statements for Purchaser IPO. In connection with and in preparation for the Purchaser IPO, the Company will prepare financial statements of the Company at least quarterly, and assist D&T (as hereinafter defined) in its review (and, if necessary for the Purchaser IPO, audit) of such financial statements.

(v) 401(k) Plan. All 401(k) Plans for the benefit of the Company’s employees will be terminated by the Company on or prior to the Closing Date.

(w) Scissors Transaction On or Prior to Closing. Notwithstanding the foregoing in this Section 7.01, the Purchaser shall not unreasonably withhold its consent to the signing of a definitive, binding agreement with respect to a Scissors Transaction with ConMed Corporation on or prior to the Closing Date.

SECTION 7.02 Purchaser Covenants. The Purchaser agrees that from the date of this Agreement until the Closing:

(a) Closing. The Purchaser will cooperate with the Company and use its commercially reasonable efforts to cause the conditions precedent to the Company’s obligation to close as set forth in Article 8 to be satisfied.

(b) Notice. The Purchaser shall notify the Company promptly after obtaining knowledge of its failure or any failure by the Purchaser to comply in any material respect with, or any breach of, any representation, warranty, covenant, agreement or obligation applicable to either of them contained herein.

(c) Supplemental Disclosure. The Purchaser shall give prompt written notice to the Company upon the Purchaser obtaining knowledge of any event, condition, fact or circumstance the existence of which causes a representation or warranty of the Purchaser to be untrue or inaccurate.

SECTION 7.03 Filing Fees; Audit of Financial Statements. The Purchaser shall pay all filing fees and other expenses (other than the Company’s legal, accounting and other professional fees) incurred by the Purchaser and/or the Company in connection with the Filings (including the Purchaser IPO), and the Purchaser shall also pay the fees and expenses of Deloitte & Touche LLP (“D&T”) as follows: (i) all fees and expenses of D&T incurred in connection with its audit of the balance sheet of the Company for the fiscal year ended as of December 31, 2003, and the related statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company for such year, (ii) the incremental fees and expenses of D&T incurred for the difference between its review and its audit of the balance sheet of the Company for the fiscal year ended as of December 31, 2004, and the related statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company for such year, and (iii) the fees and expenses of D&T incurred in its preparation of any interim financial statements of the Company for any period in 2005 that are not typically prepared by the Company in the ordinary course of its operations.

SECTION 7.04 Affirmative Covenants of the Company and the Purchaser. The Company and the Purchaser agree that:

(a) Each of the Company and the Purchaser will use commercially reasonable efforts to prepare and file any Filings, if any, required by the consummation of the Merger and the transactions contemplated hereby, at such times as such Filings are required to be made.

(b) The Company and the Purchaser each shall promptly supply the other with any information which may be required in order to effect any Filings pursuant to this Section 7.04. Each of the Company and the Purchaser will notify the other promptly upon the receipt of any comments from any government officials in connection with any filing made pursuant hereto and of any request by any government officials for amendments or supplements to any Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and any government officials, on the other hand, with respect to the Merger or any Filings. Each of the Company and the Purchaser shall respond as promptly as possible to any inquiries or requests received from any Governmental Authority relating to the Merger or any Filings. Each of the Company and the Purchaser will cause all documents that it is responsible for filing with any Governmental Authority under this Section 7.04 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder.

(c) Whenever any event occurs that is required to be set forth in an amendment or supplement to any Filings, the Company or the Purchaser, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the Governmental Authority, as applicable.

SECTION 7.05 Confidential Information. As used herein, “Confidential Information” means all information generated by, for or on behalf of any party hereto (the “Disclosing Party”) or any of its subsidiaries or Affiliates and furnished either orally, electronically or in writing to another party (the “Receiving Party”) or its Agents or which the Receiving Party learns during the course of discussions with the Disclosing Party. Confidential Information does not include information that (a) was available to the public prior to the time of disclosure or known by the Receiving Party prior to the date hereof and not subject to any obligation of confidentiality with respect thereto, (b) becomes available to the public through no act or omission of the Receiving Party or (c) becomes available to the Receiving Party from a third party not under any obligation of confidentiality with respect thereto. The parties hereto agree that the Receiving Party shall hold the Confidential Information in confidence, shall use it only to assist it or its designees in consummating the transactions contemplated hereby and shall not use it for any other purpose whatsoever and shall not disclose any of it except (a) to its Agents who need such information for the purpose of consummating the transactions contemplated hereby (and such persons shall (i) be informed by the Receiving Party of the confidential nature of such information and (ii) agree to be subject to all of the terms of this Section 7.05, and the Receiving Party shall be responsible for any breach of such terms by any of its Agents), or (b) as may be required by law in the judgment of the Receiving Party. In the event of disclosure under clause (b), the Receiving Party will provide the Disclosing Party with prior notice so that the Disclosing Party may seek a protective order or other appropriate remedy, and the Receiving Party shall exercise reasonable efforts to assist the Disclosing Party in obtaining such order or remedy (at the Disclosing Party’s cost).

SECTION 7.06 Public Announcement. From the date hereof through the Closing Date, neither the parties hereto nor their respective Agents shall issue or cause the publication of any press release or public announcement of any kind with respect to the Merger, this Agreement or the other Transaction Documents, or the other transactions contemplated hereby or thereby, without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld), except as may be required by law after reasonable efforts have been made to consult with the other parties hereto prior to such issuance or publication.

SECTION 7.07 Retention Plan. The Purchaser and the Company will work together to develop jointly a retention plan for key Company employees and an integration plan upon the consummation of the Merger.

ARTICLE 8.

CONDITIONS PRECEDENT TO COMPANY’S PERFORMANCE

The obligation of the Company to consummate the transactions described herein that are to be consummated on the Closing Date and to perform the other covenants and agreements in accordance with the terms and conditions of this Agreement and the other Transaction Documents is subject to the satisfaction, at or before Closing, of each of the conditions set forth in this Article 8 (any of which may be waived by the Company in whole or in part, in its sole and absolute discretion):

SECTION 8.01 Representations and Warranties of the Purchaser. All representations and warranties made by or with respect to the Purchaser contained in this Agreement or in any of the other Transaction Documents shall be true and complete in all material respects when made and on and as of the Closing Date as though made as of such date, or if the representation speaks as of an earlier date, true and complete in all material respects as of the date indicated.

SECTION 8.02 Performance of the Purchaser. The Purchaser shall have performed, satisfied and complied with all of its covenants and agreements, and satisfied all of its obligations and conditions required by this Agreement to be performed, complied with, or satisfied by it on or before the Closing, in each case, in all material respects.

SECTION 8.03 Absence of Litigation. No action, suit or proceeding before any Governmental Authority seeking to restrain or prohibit the transactions contemplated by this Agreement shall have been instituted after the date of this Agreement and not dismissed.

SECTION 8.04 Purchaser Certificate. The Company shall have received a certificate from the Purchaser substantially in the form attached hereto as Exhibit 8.04, dated as of the Closing Date, signed by a duly authorized officer of the Purchaser certifying that, to the best of his or her knowledge, the conditions specified in Section 8.01, Section 8.02 and Section 8.03 have been fulfilled.

SECTION 8.05 Certificate of Merger. The Certificate of Merger shall have been executed and delivered by the Company.

SECTION 8.06 Escrow Agreement. The Purchaser and the Escrow Agent shall have duly executed and delivered the Escrow Agreement to the Company and the Stockholder Representative.

SECTION 8.07 Legal Opinion. The Company shall have received an opinion, dated as of the Closing Date, of Epstein Becker & Green, P.C., counsel to the Purchaser, substantially in the form attached hereto as Exhibit 8.07.

SECTION 8.08 Corporate Approval by the Purchaser. The execution and delivery of this Agreement and the other Transaction Documents by the Purchaser, and the performance of its covenants and obligations hereunder and thereunder and the consummation of the Merger, shall have been duly authorized by all necessary corporate action on the part of the Purchaser.

SECTION 8.09 Closing of Purchaser IPO. The Purchaser IPO shall have closed.

ARTICLE 9.

CONDITIONS PRECEDENT TO PURCHASER’S PERFORMANCE

The obligation of the Purchaser to consummate the transactions described herein that are to be consummated on the Closing Date and to perform their other covenants and agreements in accordance with the terms and conditions of this Agreement and the other Transaction Documents is subject to the satisfaction, at or before Closing, of each of the conditions set forth in this Article 9 (any of which may be waived by the Purchaser in whole or in part, in its sole and absolute discretion):

SECTION 9.01 Representations and Warranties. All representations and warranties made by or with respect to the Company to the Purchaser in this Agreement or in any of the other Transaction Documents shall be true and complete in all material respects when made and on and as of the Closing Date as though made as of such date, or if the representation speaks as of an earlier date, true and complete in all material respects as of the date indicated.

SECTION 9.02 Performance of the Company. The Company shall have performed, satisfied and complied with all of its covenants and agreements and satisfied all of its obligations and conditions required by this Agreement to be performed, complied with or satisfied by it on or before the Closing, in each case, in all material respects.

SECTION 9.03 Absence of Material Adverse Effect. Since the date of this Agreement, no change has occurred to the assets, liabilities, business, prospects, financial condition or results of operations of the Company that would have a Material Adverse Effect on the Company.

SECTION 9.04 Absence of Litigation. No action, suit or proceeding before any Governmental Authority seeking to restrain or prohibit the transactions contemplated by this Agreement shall have been instituted after the date of this Agreement and not dismissed.

SECTION 9.05 Certificate of the Company. The Purchaser shall have received a certificate substantially in the form attached hereto as Exhibit 9.05, dated as of the Closing Date, signed by a duly authorized officer of the Company certifying that, to the best of his or her knowledge, the conditions specified in Section 9.01, Section 9.02, Section 9.03 and Section 9.04 have been fulfilled.

SECTION 9.06 Closing Date Balance Sheet. The Company shall have delivered to the Purchaser the Company’s balance sheet as of a date no earlier than three (3)

business days prior to the Closing Date (the “Closing Date Balance Sheet”) prepared in accordance with GAAP applied consistently with the Company’s past practices, which balance sheet shall be certified by the Company’s Chief Executive Officer and Chief Financial Officer to present fairly the financial condition and results of operations of the Company as of such date in accordance with GAAP (applied consistently with the Company’s past practices).

SECTION 9.07 Closing of Purchaser IPO. The Purchaser IPO shall have closed.

SECTION 9.08 Good Standing Certificate. The Purchaser shall have received a long form certificate of good standing of the Company in Delaware, dated as of a recent date prior to the Closing Date.

SECTION 9.09 Consents and Approvals. The Company shall have obtained and delivered to the Purchaser the consents and approvals required in connection with the transactions contemplated hereby as set forth on Schedule 5.05.

SECTION 9.10 Certificate of Merger. The Certificate of Merger shall have been executed and delivered by the Company.

SECTION 9.11 Escrow Agreement. The Company, the Stockholder Representative and the Escrow Agent shall have duly executed and delivered the Escrow Agreement to the Purchaser.

SECTION 9.12 Legal Opinion. The Purchaser shall have received an opinion, dated as of the Closing Date, of Greenebaum Doll & McDonald PLLC, counsel to the Company, substantially in the form attached hereto as Exhibit 9.12.

SECTION 9.13 Corporate Approval. The execution and delivery of this Agreement and the other Transaction Documents by the Company, the performance of its covenants and obligations hereunder and thereunder and the consummation of the Merger shall have been duly authorized by all necessary Board action on the part of the Company and by a Supermajority of the Stockholders, a copy of all resolutions pertaining to such authorization shall be delivered to Purchaser, and the Purchaser shall have received a certificate signed by a duly authorized officer of the Company in the form attached hereto as Exhibit 9.13 certifying that such copy is true, accurate and complete. Such certificate shall also be accompanied by a certified copy of the Company’s Certificate of Incorporation and Bylaws as in effect as of the Closing Date.

SECTION 9.14 Stock Option Plan. The Purchaser shall have received evidence reasonably satisfactory to it that the Stock Option Plan will be terminated prior to or on the Closing Date and all Options issued pursuant thereto will be (prior to or on the Closing Date) cancelled, terminated or exercised.

SECTION 9.15 Resignations. The Purchaser shall have received copies of resignations effective as of the Closing Date of all directors and all officers of the Company.

SECTION 9.16 Financial Statements. The Purchaser shall have received (i) an audited balance sheet of the Company for each of the fiscal years ended as of December 31, 2003 and December 31, 2004, and the related audited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company for such years, together with all related notes and schedules thereto, accompanied by the reports thereon of Deloitte & Touche LLP and (ii) the Closing Date Balance Sheet and the related statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company for such period.

SECTION 9.17 Other Documents. The Purchaser shall have received any other certificates or other documents as may be reasonably requested by the Purchaser or its counsel.

ARTICLE 10.

SURVIVAL OF REPRESENTATIONS

AND WARRANTIES; INDEMNIFICATION

SECTION 10.01 Survival of Representations and Covenants. The representations and warranties (as modified by any supplemental disclosure delivered pursuant to Section 7.01(p) or 7.02(c)) in this Agreement and in the other Transaction Documents shall survive the Merger and continue until the date which is eighteen (18) months following the Closing Date (the “Expiration Date”); provided, however, that the representations and warranties set forth in Sections 5.02 and 5.12 shall survive indefinitely, and the representations and warranties set forth in Sections 5.19, 5.21 and 5.23 shall survive until the applicable statutes of limitations for such matters, if any. The covenants, obligations and agreements in this Agreement and in the other Transaction Documents shall survive the Merger in accordance with their respective terms (and to the extent that no expiration is stated for a particular covenant, obligation or agreement, such covenant, obligation or agreement shall be deemed to survive indefinitely). Notwithstanding the preceding sentences, (i) no claim of indemnity pursuant to this Article 10 with respect to any representation, warranty, covenant, obligation or agreement under this Agreement may be asserted after the Expiration Date, (ii) a claim of indemnity shall survive the Expiration Date to the extent a notice of a claim for indemnity has been given on or prior to the Expiration Date in accordance with the provisions of, and satisfying all of the requirements of, Section 10.05; and (iii) the Expiration Date shall not apply to any breach of a representation, warranty, covenant, obligation or agreement based on Fraud of the Purchaser or the Company. Claims for Purchaser Losses and Stockholder Losses based on Fraud may only be made in accordance with the terms of this Article 10 and only until February 14, 2008.

SECTION 10.02 Stockholders’ Indemnity. From and after the Closing Date, the Stockholders shall indemnify and hold harmless the Surviving Corporation, the Purchaser and their permitted and respective assigns and Affiliates, and any director, officer, employee or agent of any of them (each a “Purchaser Indemnified Party”) from and against, and agree to pay or cause to be paid to such Purchaser Indemnified Party, all Losses (“Purchaser Losses”) equal to the sum of:

(a) Representations and Warranties. Any Purchaser Losses that a Purchaser Indemnified Party may incur or suffer, which arise or result from any breach of any of the Company’s representations or warranties contained in this Agreement or in the other Transaction Documents;

(b) Covenants and Agreements. Any Purchaser Losses that a Purchaser Indemnified Party may incur or suffer, which arise or result from any breach of any of the Company’s covenants, obligations or agreements contained in this Agreement or in the other Transaction Documents;

(c) Professional Fees. All reasonable professional fees (including those of attorneys, accountants, consultants and engineers) and other reasonable expenses incurred by any Purchaser Indemnified Party in connection with subsection (a) or (b) above;

(d) Dissenting Stockholders. The premium, if any, determined by a court order paid by the Surviving Corporation to any Dissenting Stockholder over the amount that would have been paid upon the surrender of such Shares pursuant to Section 3.07; and

(e) Scissors Transaction. Any Purchaser Losses that a Purchaser Indemnified Party may incur or suffer, which arise or result from the signing of a definitive, binding agreement with respect to a Scissors Transaction prior to the Closing Date.

(f) Distributions by Stockholder Representative. Any Purchaser Losses that a Purchaser Indemnified Party may incur or suffer, which arise or result from any distributions of Merger Consideration or Scissors Transaction Consideration by the Stockholder Representative to the Stockholders or any Option holder.

SECTION 10.03 Purchaser and Surviving Corporation Indemnity. From and after the Closing Date, the Purchaser (and after the Effective Time, the Surviving Corporation) hereby agrees to indemnify and hold harmless the Stockholder Representative and the Stockholders and any heir, representative, director, officer, stockholder, employee, Affiliate or agent of any of them (each a “Stockholder Indemnified Party”) from and against, and agree to pay or cause to be paid to such Stockholder Indemnified Party, all Losses (“Stockholder Losses”) equal to the sum of:

(a) Representations and Warranties. Any Stockholder Losses that a Stockholder Indemnified Party may incur or suffer, which arise or result from any breach of any of the Purchaser’s representations or warranties contained in this Agreement or in the other Transaction Documents;

(b) Covenants and Agreements. Any Stockholder Losses that a Stockholder Indemnified Party may incur or suffer, which arise or result from any breach of any of the Purchaser’s covenants, obligations or agreements contained in this Agreement or in the other Transaction Documents; and

(c) Professional Fees. All reasonable professional fees (including those of attorneys, accountants, consultants and engineers) and other reasonable expenses incurred by a Stockholder Indemnified Party in connection with subsection (a) or (b) above.

SECTION 10.04 Joint and Several Obligations. All indemnification obligations of the Purchaser and the Surviving Corporation hereunder shall be joint and several. All indemnification obligations of the Stockholders hereunder shall be several (pro rata based on the number of Shares outstanding immediately prior to the Closing Date), but not joint.

SECTION 10.05 Procedure for Indemnification. If any party entitled to indemnification pursuant to Section 10.02 or Section 10.03 (herein, the “Indemnitee”) receives notice from a third party of any matter that would reasonably be expected to give rise to a claim for indemnification by a party or parties obligated to provide indemnification pursuant to Section 10.02 or Section 10.03 (herein, the “Indemnifying Party”), the procedure set forth below shall be followed:

(a) Notice. The Indemnitee shall give to the Indemnifying Party written notice of any claim, suit, judgment or matter for which indemnity may be sought under Section 10.02 or Section 10.03, promptly but in any event within twenty (20) business days after the Indemnitee receives notice thereof; provided, however, that any delay in the Indemnitee’s delivery of notice to the Indemnifying Party shall not prejudice the Indemnitee’s right to receive indemnification unless, and then only to the extent that, such delay prejudices the Indemnifying Party’s ability to mitigate or otherwise minimize the Losses or to contest such claim.

(b) Defense of a Claim. In all cases the Purchaser shall have the right, at its option and in its sole discretion, to be represented by counsel of its choice, which counsel shall be reasonably acceptable to the Indemnitee, and to assume the defense or otherwise control the handling of any claim, suit, judgment or matter for which indemnity is sought, which is set forth in the notice sent by the Indemnitee, by notifying the Stockholder Representative in writing to such effect within twenty (20) business days of receipt of such notice. If the Purchaser elects to assume and control the defense, the Stockholder Representative shall have the right to employ counsel separate from counsel employed by the Purchaser in any such action and to participate in the defense thereof, but the reasonable fees and expenses of such counsel employed by the Stockholder Representative shall be paid by him or her unless (x) the Purchaser agrees to bear such expense in writing, (y) the Purchaser has failed to assume the defense and employ counsel, or (z) the named parties in any such action include both the Stockholders and the Purchaser and representation of all such parties by the same counsel would be inappropriate due to actual differing interests between them. If the Purchaser does not give timely notice in accordance with the preceding sentence, the Purchaser shall be deemed to have given notice that it does not wish to assume the defense or control the handling of such claim, suit or judgment. In the event that the Purchaser does not assume the defense or otherwise control the handling of such matter, the Stockholder Representative may retain counsel, as an indemnification expense, to defend such claim, suit, judgment or matter.

(c) Final Authority. The parties shall cooperate in the defense of any such claim or litigation and each shall make available all books and records which are relevant in connection with such claim or litigation. The Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to any matter which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnitee from all liability with respect thereto without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed. If the Indemnitee has assumed the handling of any claim, suit, judgment or matter for which indemnity is sought, the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect thereto without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

SECTION 10.06 Claims Between Purchaser or Surviving Corporation and Stockholders. Any claim for indemnification under this Agreement that does not result from the assertion of a claim by a third party shall be asserted by written notice given by the Indemnitee to the Indemnifying Party. The Indemnifying Party shall have a period of twenty (20) business days within which to respond in writing thereto. If the Indemnifying Party does not respond in writing within such twenty (20) business-day period, the Indemnifying Party shall be deemed to have accepted responsibility for such indemnity, and shall have no further right to contest the validity of such claim. If the Indemnifying Party does respond in writing within such twenty (20) business-day period and rejects such claim in whole or in part, the Indemnitee shall be free to pursue such remedies as may be available to it hereunder.

SECTION 10.07 Payment. In the case of the Stockholders as Indemnifying Parties, the Stockholder Representative shall cause any Purchaser Losses due to a Purchaser Indemnified Party pursuant to Section 10.02 to be paid by the Escrow Agent from the Escrow Amount to the extent of funds available thereunder and in accordance with the procedures set forth in this Article 10 and the Escrow Agreement.

SECTION 10.08 Certain Limitations as to Amounts of Recovery.

(a) No Purchaser Indemnified Party or Stockholder Indemnified Party shall be entitled to indemnification in respect of any claim or claims for Purchaser Losses or Stockholder Losses pursuant to Section 10.02(a) or 10.03(a), respectively, unless and until the aggregate amount of all such Purchaser Losses or all such Stockholder Losses, as the case may be, exceeds an aggregate threshold of Fifty Thousand Dollars ($50,000) (the “Minimum Indemnity Threshold”), in which case the Purchaser Indemnified Parties or Stockholder Indemnified Parties, as the case may be, shall be entitled to recover the amount of such claims in excess of the Minimum Indemnity Threshold. Notwithstanding the foregoing, any claim or claims for Purchaser Losses or Stockholder Losses based on the Fraud of the Company, or the Fraud of the Purchaser, as the case may be, will not be subject to the Minimum Indemnity Threshold.

(b) Except in the case of Purchaser Losses resulting from Fraud of the Company, notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, the aggregate liability of the Stockholders and the Stockholder Representative (including any indemnification with respect to Purchaser Losses) for any breach of the obligations, covenants, agreements, representations, and warranties set forth in this Agreement or in any of the other Transaction Documents, or for any other claims or causes of actions arising out of, relating to or in connection with the transactions contemplated hereby or thereby, whether based upon breach of contract, tort or otherwise, shall in no event exceed the Escrow Deposit, and none of the Stockholders or the Stockholder Representative shall have any liability hereunder at any time in excess of the Escrow Amount at such time. In the event of Purchaser Losses resulting from Fraud of the Company, the Purchaser Indemnified Parties shall have the right to recover such Purchaser Losses first against the Escrow Amount at such time (an “Escrow Fraud Payment”), and if and only if the Escrow Amount has been exhausted and is insufficient to pay such Purchaser Losses, thereafter against any other Persons to which the Purchaser Indemnified Parties are legally entitled to pursue, provided that in no event shall the Stockholders have any liability to Purchaser Indemnified Parties for Purchaser Losses resulting from Fraud of the Company in excess of, with respect to each Stockholder on a pro rata basis, fifty percent (50%) of the Merger Consideration actually received by each Stockholder, less such Stockholder’s pro rata share of the Escrow Fraud Payment made to such Purchaser Indemnified Party.

(c) Except in the case of Stockholder Losses resulting from Fraud of the Purchaser, notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, the aggregate liability of the Purchaser, and after the Effective Time, the Surviving Corporation (including any indemnification with respect to Stockholder Losses) for any breach of the obligations, covenants, agreements, representations, and warranties set forth in this Agreement or in any of the other Transaction Documents, or for any other claims or causes of actions arising out of, relating to or in connection with the transactions contemplated hereby or thereby, whether based upon breach of contract, tort or otherwise, shall in no event exceed fifteen percent (15%) of the Merger Consideration. In the event of Stockholder Losses resulting from Fraud of the Purchaser, the aggregate liability of the Purchaser, and after the Effective Time, the Surviving Corporation, whether based upon breach of contract or otherwise, shall in no event exceed twenty-five percent (25%) of the Merger Consideration.

SECTION 10.09 D&O Indemnification. Notwithstanding anything in this Agreement to the contrary, for a period of six (6) years following the Effective Time, the Purchaser covenants and agrees that, subject to any limitations imposed by applicable law, it will honor (without any Minimum Indemnity Threshold) any exculpatory or indemnification provisions contained in the certificate of incorporation and bylaws of the Company as they exist on the Closing Date for the benefit of any individual who has served as a director or an officer of the Company at any time prior to the Effective Time with respect to acts or omissions by such individuals occurring prior to the Effective Time. The foregoing limitation will not in any way impact Purchaser’s ability to adopt exculpatory or indemnification provisions for the Surviving Corporation as they relate to post-Closing service as a director or an officer of the Surviving Corporation that differ from those that exist in the Company’s current certificate of incorporation and bylaws, as the same are amended from time to time.

SECTION 10.10 Exclusive Remedy. Except as provided in Section 15.02(a), the indemnification provisions of this Article 10 shall be the sole and exclusive remedy of the parties for any breach of the obligations, covenants, agreements, representations and warranties set forth in this Agreement or in any of the other Transaction Documents, or for any other claims or causes of actions arising out of, relating to or in connection with the transactions contemplated hereby or thereby, whether based upon breach of contract, tort or otherwise, and each party hereby irrevocably waives all statutory, common law and other claims with respect thereto, other than claims for indemnification pursuant to this Article 10.

ARTICLE 11.

MISCELLANEOUS

SECTION 11.01 Master Agreement Extension. By executing and delivering this Agreement, the Purchaser and the Company agree that the Master Development, Manufacturing and Supply Agreement dated as of March 19, 2003, as amended, between the Purchaser and the Company, shall continue in full force and effect until December 31, 2005 upon the same terms and conditions existing as of the date of this Agreement, unless sooner terminated in accordance with the terms thereof.

SECTION 11.02 Expenses. Each of the parties shall pay all costs and expenses incurred or to be incurred by it in the negotiation and preparation of this Agreement and in the Closing and carrying out the transactions contemplated by this Agreement, except as otherwise expressly provided for hereunder.

SECTION 11.03 Further Documents or Actions. The parties, and after the Effective Time, the Surviving Corporation, will execute, acknowledge and deliver any further deeds, assignments or conveyances, and any other assurances, documents, and instruments of transfer, reasonably requested by a party and will take any other action consistent with the terms of this Agreement that may reasonably be requested by a party for the purpose of carrying out the intent of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.

SECTION 11.04 Headings. The subject headings of the articles, sections, subsections and clauses of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

SECTION 11.05 Modification and Waiver. This Agreement, the Schedules and Exhibits hereto, and the other Transaction Documents, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties hereto. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

SECTION 11.06 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 11.07 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

SECTION 11.08 Taxpayer Identification Numbers. The Stockholder Representative shall deliver to Purchaser copies of all Forms W-8 or W-9 or such other tax forms as may be required with respect to persons receiving payments under the terms of this Agreement for withholding and tax reporting purposes. If the Stockholder Representative does not deliver such forms to Purchaser with respect to any such person, the Stockholder Representative shall deduct and withhold such amounts as may be required by applicable law from payments to such persons.

ARTICLE 12.

PARTIES

SECTION 12.01 Rights of Parties. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns; provided, however, that (i) the provisions in Article 3 concerning payment of the Merger Consideration are intended for the benefit of the Stockholders, (ii) the provisions in Article 10 concerning the Stockholder Indemnified Parties are intended for the benefit of the Stockholder Indemnified Parties, and (iii) the provisions in Article 10 concerning indemnification for the Purchaser Indemnified Parties are intended for the benefit of the Purchaser Indemnified Parties.

SECTION 12.02 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned (i) by the Purchaser without the prior written consent of the Company or (ii) by the Company or the Stockholders without the prior written consent of the Purchaser.

ARTICLE 13.

NOTICES

SECTION 13.01 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given to the party to whom notice is to be given at the applicable address or facsimile number set forth below on the date of service if served personally on the party; on the third day after mailing by first class mail, registered or certified, postage prepaid; on the date of transmission if sent by confirmed facsimile during the recipient’s normal business hours, or on the first business day after the date of such transmission if not sent during the recipient’s normal business hours; or on the first business day after the scheduled delivery date if mailed via overnight courier. Any party may change its address or facsimile number for purposes of this Section by giving the other parties written notice of the new address or facsimile number in the manner set forth above.

If to the Purchaser or the Surviving Corporation:

AtriCure, Inc.

6033 Schumacher Park Drive

West Chester, OH 45069

Attn: David J. Drachman

Telephone: (513) 755-4100

Fax: (513) 755-4108

with a copy to:

Epstein Becker & Green, P.C.

250 Park Avenue

New York, NY 10177

Attn: Lowell S. Lifschultz

Telephone: (212) 351-4725

Fax: (212) 661-0989

If to the Company or the Stockholder Representative:

Enable Medical Corporation

6345 Centre Park Drive

West Chester, OH 45069

Attn: Raymond W. Ogle

Telephone: (513) 755-7600

Facsimile: (513) 755-5330

with a copy to:

Greenebaum Doll & McDonald PLLC

2800 Chemed Center

255 East Fifth Street

Cincinnati, OH 45202

Attn: Mark H. Longenecker Jr.

Telephone: (513) 455-7618

Facsimile: (513) 762-7918

ARTICLE 14.

ARBITRATION AND GOVERNING LAW

SECTION 14.01 Arbitration and Governing Law. Any dispute which arises pursuant to the terms of this Agreement shall be settled exclusively by arbitration conducted as provided herein, and in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be administered by the American Arbitration Association.

(a) The arbitration shall be conducted in Cincinnati, Ohio, by one (1) arbitrator, jointly selected by the parties hereto, except that if the parties hereto are unable to agree on a single arbitrator within fifteen (15) business days of the submission of a dispute to arbitration, the arbitration shall be conducted by three (3) arbitrators, who shall be selected as follows: one (1) arbitrator selected by the Purchaser and one (1) arbitrator selected by the Company (or, after the Effective Time, the Stockholder Representative), each within ten (10) business days of the expiration of said fifteen (15) business days, and the third jointly selected by the Purchaser and Company (or, after the Effective Time, the Stockholder Representative), or if the parties hereto are unable to agree within ten (10) business days after the selection of the first two arbitrators, jointly by the two (2) arbitrators selected by the parties hereto.

(b) Delaware law shall apply in determining the rights, obligations and liabilities of the parties; provided, however, that the arbitrator(s) shall not have the power to grant any indirect, special, punitive or consequential damages whatsoever, including loss of profits or goodwill.

(c) The arbitrator(s) shall prepare and deliver a written reasoned award. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof and shall be final and binding upon the parties hereto.

(d) All costs and fees relating to the arbitration shall be borne by the losing party hereto, except that if the arbitrator(s) determine that each party hereto has prevailed in part and lost in part, the costs and fees relating to the arbitration shall be allocated between the parties hereto as equitably determined by the arbitrator(s).

SECTION 14.02 Exclusive Means for Dispute Resolution.

(a) The failure or refusal of any party hereto to submit to arbitration or any of the other dispute resolution mechanisms specified herein shall be deemed a breach of this Agreement. If any party hereto seeks and secures judicial intervention requiring enforcement of this Article 14, such party hereto shall be entitled to recover from the other party hereto in such judicial proceeding all costs and expenses, including reasonable attorneys’ fees, that it was thereby required to incur.

(b) The procedures specified in this Article 14, shall be the sole and exclusive procedures for the resolution of disputes between the parties arising out of or relating to this Agreement; provided, however, that a party hereto, without prejudice to the above procedures, may seek a preliminary injunction or other provisional judicial relief if in its sole judgment such action is necessary to avoid irreparable damage or to preserve the status quo. Despite such action, the parties hereto will continue to participate in good faith in the procedures specified in this Article 14.

ARTICLE 15.

COVENANT PAYMENT; TERMINATION

SECTION 15.01 Consent or Vote of Certain Stockholders. The Company agrees that it shall obtain, by no later than Friday, February 18, 2005, the consents or affirmative votes of Michael D. Hooven, Norman R. Weldon, Karen J. Cassidy and Karen P. Robards (including all spouses of the foregoing and all entities to which the foregoing having voting control or a beneficial interest, to the extent such spouses or entities are Stockholders) as Stockholders of the Company to the approval of the Merger and the Transaction Agreements, and to the appointment of the Stockholder Representative as representative, proxy, agent and attorney-in-fact of the Stockholders as provided in Section 2.07. Upon the Purchaser’s receipt of written evidence of all such consents or votes, the Purchaser shall, within one (1) business day thereof, pay the Covenant Payment to the Company.

SECTION 15.02 Termination. This Agreement may be terminated at any time prior to Closing:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice delivered by any of the Purchaser, on the one hand, or the Company, on the other hand, if (i) a representation or warranty was not true and correct in all material respects when made by the non-terminating party, and such untrue or incorrect representation or warranty has a Material Adverse Effect on the non-terminating party, (ii) the non-terminating party has failed to perform, satisfy, or comply with all of its respective covenants and agreements in all material respects, or (iii) the non-terminating party has failed to satisfy all of its respective obligations and conditions in all material respects, provided that in the case of (ii) and (iii), such non-terminating party has received thirty (30) days notice of such failure and such failure has not been cured within such thirty (30) day period;

(c) by written notice delivered by any of the Purchaser, on the one hand, or the Company, on the other hand, if the Closing has not occurred on or prior to December 31, 2005; provided, however, that neither the Purchaser nor the Company shall be entitled to terminate this Agreement pursuant to this Section 15.02(c) if its willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby at or prior to such time; or

(d) by written notice delivered by the Purchaser on or before February 23, 2005 if written evidence of all of the consents or affirmative votes described in Section 15.01 have not been received by the Purchaser on or prior to February 18, 2005.

SECTION 15.03 Effect of Termination.

(a) In the event of termination of this Agreement by the Purchaser pursuant to Section 15.02(b) or (d), the Company shall, within ten (10) business days after its receipt of notice from the Purchaser terminating this Agreement, immediately return the Covenant Payment to the Purchaser. In the event of termination of this Agreement by the Company pursuant to any subsection of Section 15.02 or by the Purchaser pursuant to Section 15.02(a) or (c), the Company may retain the Covenant Payment.

(b) Subject to subsection (a) above, in the event of termination of this Agreement by the Purchaser or the Company as provided in Section 15.02, this Agreement will forthwith become void and shall automatically terminate with no further force or effect, and there will be no liability or obligation on the part of any party hereto to any other party hereto or its Agents, except that nothing herein will relieve any party hereto from liability for any breach of this Agreement prior to such termination.

SECTION 15.04 Review of Financial Statements. In the event that in its audit of the Financial Statements, Deloitte & Touche LLP discovers a misstatement in such Financial Statements that has a Material Adverse Effect on the Company, then the Company shall immediately notify the Purchaser, and the Purchaser may terminate this Agreement pursuant to Section 15.02(b)(i).

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed it as of the date set forth above.

ATRICURE, INC.

By:	/s/ David J. Drachman
Name:	David J. Drachman
Title:	President and Chief Executive Officer

ENABLE MEDICAL CORPORATION

By:	/s/ Raymond W. Ogle
Name:	Raymond W. Ogle
Title:	Chief Executive Officer

STOCKHOLDER REPRESENTATIVE

/s/ Raymond W. Ogle
Name:	Raymond W. Ogle

[Schedules and Exhibits Omitted]